HOGAN & HARTSON

L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100

McLEAN, VIRGINIA 22102

TEL (703) 610-6100

FAX (703) 610-6200

WWW.HHLAW.COM

05010671

RECEIVED

2005 AUG 24 P 5:2?

August 23, 2005

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
Station Place
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Quarterly Information (June 30, 2005)
- Public Notice

PROCESSED

AUG 25 2005

THOMSON FINANCIAL

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "file" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosures

cc: Companhia Siderúrgica Belgo-Mineira

ARCELOR

COMPANHIA SIDERÚRGICA BELGO-MINEIRA **COMPANHIA SIDERÚRGICA DE TUBARÃO**

PUBLIC NOTICE

ARCELOR, a corporation organized under the laws of Luxembourg ("ARCELOR"), and together with its controlled companies, COMPANHIA SIDERÚRGICA BELGO-MINEIRA ("BELGO") and COMPANHIA SIDERÚRGICA DE TUBARÃO ("CST" and, jointly with BELGO, the "Companies"), following to the information provided by ARCELOR in the notice published in Gazeta Mercantil and Valor Econômico on December 20, 2004 and in the Offer Notice for the Acquisition of CST Common Shares published on June 2, 2005, inform that they intend to carry out a broad corporate reorganization, as mentioned below.

In view of the recent acquisition of the CST control, ARCELOR intends to consolidate its investments and interests in the flat and long carbon steel industry in Brazil in only one publicly held company. Upon the reorganization, its controlled company BELGO, currently the owner of interests in BELGO Siderurgia S.A. and other companies engaged in the long carbon steel industry, will as well concentrate all of its interests in CST and VEGA do Sul S.A. ("VEGA DO SUL"), a cold-rolled and galvanized steel manufacturer, controlled by ARCELOR. Therefore, BELGO will be the holding company owing almost all shares issued by BELGO Siderurgia S.A., CST and VEGA DO SUL, with investments both in the long and flat carbon steel sectors.

As soon as the corporate restructure is completed, BELGO´s name will be changed to ARCELOR BRASIL S.A. ("ARCELOR BRASIL")

Arcelor Aços Especiais do Brasil Ltda., through which ARCELOR holds the capital stock of Acesita S.A., will not be involved in the reorganization described herein. However, ARCELOR may in the future consider the transfer of its equity stake in Acesita S.A. to ARCELOR BRASIL.

The corporate reorganization comprises the following transactions:

(a) conversion of all preferred shares issued by BELGO into an equal number of common shares ("Conversion");

(b) merger, by BELGO, of the holding companies, APSL ONPN Participações S.A. ("APSL") and Arcelor Aços do Brasil Ltda. ("AAB"), controlled by ARCELOR, and owners of interests in CST and VEGA DO SUL ("AAB and APSL Mergers"); and

(c) merger of CST shares by BELGO, transforming CST into a wholly owned subsidiary of BELGO ("Merger of CST Shares", and the AAB and APSL Mergers and the Merger of CST Shares are hereinafter referred to as the "Restructuring").

The Board of Directors and Audit Committee of each of BELGO and CST have already approved and given a favorable opinion on such transactions, at the meetings held on July 27, 2005, which approved the call of the relevant Shareholders Meetings to be held in the following order:

(a) on September 8, 2005, it will be held (i) the Special Preferred Shareholders Meeting of BELGO for the prior authorization of the Conversion, and (ii) the Extraordinary Shareholders Meeting of BELGO to approve the Conversion and the AAB and APSL Mergers (which mergers will have already been approved by AAB and APSL shareholders); and

(b) on September 12, 2005, the Extraordinary Shareholders Meeting of CST and BELGO to approve the Merger of CST Shares will be held.

Although the Conversion, the AAB and APSL Mergers and the Merger of CST Shares do not require a registration with the Brazilian Securities Commission ("CVM"), the Merger of CST Shares must be registered with the U.S. Securities and Exchange Commission ("SEC"), in the United States of America, due to the percentage of CST shares held by North-American investors. A prospectus on the transaction (Form F-4) will be therefore made available, simultaneously in Brazil and abroad, as soon as the registration is obtained with the SEC, which will be object of specific information to be provided to the market.

In addition, in accordance with the provisions of CVM Instructions No. 319/99 and 358/02, the main information regarding the Conversion, the AAB and APSL Mergers and the Merger of CST Shares is provided below.

1. PURPOSES AND COSTS.

1.1. Purposes. The Conversion, the AAB and APSL Mergers and the Merger of CST Shares aim at the following goals:

(a) *the transformation of ARCELOR BRASIL in the preferred platform for investments in South America and possibly in Central America*: by combining its ownership of BELGO's and CST's operations, ARCELOR's flat and long carbon steel investment plans for South America and possibly for Central America will be primarily concentrated in and implemented through the ARCELOR BRASIL;

(b) *alignment of shareholders' interest*: because CST will be wholly owned by ARCELOR BRASIL, is expected that the Restructuring will better align the interests of BELGO, CST and ARCELOR and that all of the ARCELOR BRASIL shareholders, including ARCELOR, will benefit as a result. It is expected that this alignment will eliminate potential conflicts of interests and create greater

flexibility in several areas, such as capital expenditures, cash management and funding;

(c) *higher market capitalization and stock liquidity of ARCELOR BRASIL*: BELGO and CST expects that immediately after the completion of the Merger of CST Shares, ARCELOR BRASIL will have the largest market capitalization among Latin American steel producers. In addition, the stock liquidity of ARCELOR BRASIL is expected to be larger than each of BELGO'S and CST's individually. BELGO and CST expect the shares of ARCELOR BRASIL to be included in the main Brazilian and Latin American stock indexes;

(d) *better use of financial, operational and commercial synergies*: the Restructuring should allow the reduction of financing, administrative, information technology and maintenance costs, the exchange of best practices and the increase of its overall negotiating power with materials and service providers. It is also expected that the combination of the entities will result in favorable tax synergies. BELGO and CST estimate that the total benefit resulting from these anticipated synergies and cost savings will average approximately R$165.000.000 per year, after 2006;

(e) *more balanced exposure to domestic and export markets*: BELGO primarily serves the long-rolled steel and wire products markets in Brazil and Argentina, while CST's production is mainly directed to other markets. As a consequence, ARCELOR BRASIL, after the Restructuring and the Conversion, will have a more balanced exposure between domestic and export markets; and

(f) *enhanced corporate governance practices of ARCELOR BRASIL*: after the completion of the Reestructing, ARCELOR BRASIL intends to adopt enhanced corporate governance practices, including compliance with the standards established for listing a company in Level I, pursuant to the Corporate Governance Rule of the São Paulo Stock Exchange – Bovespa and tag along rights of 100% of the sale price in case of alienation of control pursuant to article 254 of Law 6,404/76. In addition, it is expected that Tarcelor brasil will have a single class of shares and it will prepare financial statements in accordance with the Brazilian, U.S. and European (International Financial Reporting Standards) generally accepted accounting practices.

1.2. Costs. The Companies estimate that their aggregate cost on the corporate reorganization will average R$12.000.000, including expenses with publication, preparation of appraisal reports and economic and financial analysis, audit, appraisers, advisers and national and foreign counsels fees, filing with the SEC and other related expenses.

2. PRIOR BUSINESS AND CORPORATE ACTS.

ARCELOR, BELGO and CST have not performed any business or corporate acts among themselves in connection with the Conversion, the AAB and APSL Mergers and/or the Merger of CST Shares, except as disclosed in this public notice.

3. NUMBER, TYPE AND CLASS OF SHARES TO BE ASSIGNED.

3.1. Shares to be Assigned.

(a) in the Conversion, each preferred share issued by BELGO will be converted into one of its common share;

(b) in the AAB and APSL Mergers, (i) 1 (one) common share issued by BELGO will be assigned to each 0.93057 quotas of AAB; and (ii) 1 (one) common share issued by BELGO to each 8.52042 common shares issued by APSL. In case the Conversion is not implemented prior to the AAB and APSL Mergers (i) 0.55660 common share and 0,44340 preferred share issued by BELGO will be assigned to each 0.93057 quotas of AAB; and (ii) 0.55660 common share and 0.44340 preferred share issued by BELGO to each 8.52042 common shares issued by APSL; and

(c) in relation to the Merger of CST Shares, 1 (one) common share issued by BELGO will be assigned to each 9.32 common or preferred shares issued by CST, irrespective of the implementation of the Conversion.

3.2. Fractional Shares. Fractional shares resulting from the replacement of the position of each shareholder of CST due to the Restructuring will be rounded down to the nearest whole number and the difference will be paid in cash by BELGO within 3 (three) business days from receipt of the funds resulting from the sale by BELGO, on the São Paulo Stock Exchange, of the shares corresponding to the set of fractions. Fractional shares issued by BELGO resulting from substitutions of positions of each quotaholders and shareholders of AAB and APSL will be adjusted among them.

3.3. Criteria Used to Determine the Exchange Ratios. The exchange ratio set forth both to the AAB and APSL Mergers and the Merger of CST Shares has been determined based on the economic and financial appraisals of the companies involved, pursuant to the same criteria of future profitability prospect, using the same basis date. For purposes of determining the exchange ratios, the Board of Directors of BELGO took into consideration the appraisal carried out by Deutsche Bank (qualified in section 11.1), while the Board of Directors of CST took into consideration the appraisal carried out by UBS (qualified in section 11.1). See, in this case, section 6 below and its sub-sections.

3.4 Reasons why the Transaction is Considered Equitable. The transaction is considered equitable as it treats equally the non-controlling (holders of preferred or common shares) and controlling shareholders of the involved companies, using valuations made at the same basis date and in each step of the Restructuring.

4. Political and Equity Rights and Advantages of Shares.

4.1. Comparison of political and equity rights and advantages of shares. Political and equity rights and advantages of common and preferred shares issued by BELGO are different as regards to certain aspects of rights and advantages of AAB quotas and CST and APSL shares as follows:

Company	**Share/Quota Type**	**Voting Right**	**Interest on Income/ Priority upon Liquidation**	***Tag Along****	**Liquidation**	**Share Reimbursement Amount**	**Preemptive Right Exclusion**
BELGO	Common	Yes	- Minimum Mandatory dividend of 25% on adjusted profit	80% of the sale price of the controlling voting shares	It is incumbent upon the Board of Directors to appoint the liquidator	Share amount in case of reimbursement is set forth based on the company's equity amount	Shares, debentures convertible and/or warrants may be issued without preemptive right for former shareholders, pursuant to Art. 172 of the Corporation Law;
	Preferred	No	- Minimum Mandatory dividend of 25% on adjusted profit - Dividend 10% higher than that assigned to common shares - Priority on reimbursement, without premium, in case of liquidation of the company.	Not Applicable	Equal to common shares	Equal to common shares	Equal to common shares
CST	Common	Yes	- Minimum Mandatory dividend of 25% on adjusted profit	80% of the sale price of the controlling voting shares	It is incumbent upon common stock shareholders to appoint the liquidator	Share amount for reimbursement is set forth based on the company's economic amount	Shares may be issued without preemptive right for former shareholders, in case the company grants call option to certain persons.
	Preferred	No	- Minimum Mandatory dividend of 25% on adjusted profit - Dividend 10% higher than that assigned to common shares - Priority on reimbursement, without premium, in case of liquidation of the company.	Not Applicable	Have no right to appoint the liquidator	Equal to common shares	Equal to common shares
APSL	Common	Yes	- Minimum Mandatory dividend of 25% on adjusted profit	Not applicable.	It is incumbent upon common stock shareholders to appoint the liquidator	Share amount in case of reimbursement is set forth based on the company's equity amount	Not Applicable
AAB	Quota	Yes	Profits are distributed as determined by	Not Applicable	In case of liquidation any partner may	Quota amount in case of reimbursement is	Not Applicable

			the shareholders representing the majority of the capital stock		indicate the liquidator	set forth based on the company's equity amount	

* Right of joint sale in case of alienation of the control, pursuant to Art. 254-A of Law 6.404/76.

4.2. Modification of Preferred Shareholders Rights. In the Merger of CST Shares, the CST preferred shareholders will become BELGO common shareholders, and their rights will be modified according to the table above. AAB and APSL do not have preferred shares.

4.3. Profit Sharing of Year 2005. The shares to be issued by BELGO as result of the Restructuring will have full right to all dividends and interest on net equity to be declared as of their date of issuance.

5. SHARES TO BE RECEIVED BY PREFERRED SHAREHOLDERS.

In view of the objective of implementing a corporate structure with only one class of share, with equal rights, including the voting right, for purposes of increasing liquidity, improving corporate governance practices, and granting tag along rights for all shareholders of 100% of the price of alienation of control, according to article 254-A of Law 6,404/76. AAB and APSL do not have preferred shares.

6. CALCULATION OF EXCHANGE RATIOS AND NET EQUITY APPRAISAL CRITERIA

6.1. Accounting and Book Appraisal. For the purposes of increasing BELGO capital stock as a result of the Restructuring, the net equity of AAB and APSL to be merged by BELGO have been appraised at the book value and CST shares to be merged by BELGO have been appraised at book value. Such valuations have been based on the balance sheets of AAB, APSL and CST prepared on May 31, 2005, audited by Deloitte, Touche Tohmatsu Auditores Independentes, with APSL's appraisal being adjusted to reflect APSL's capital increase in the amount of R$248,858,480.00, made on June 3, 2005, resulting in the issuance of 2,262,349,818 new common shares of APSL for purposes of acquiring 2,721,968,485 common shares issued by CST, according to the subsequent events described in the accounting appraisal. These appraisals have been made by AFAS (qualified in section 11.1), subject to the ratification of BELGO Extraordinary Shareholders Meetings to be held for approval of AAB and APSL Mergers and the Merger of Shares. The appraisals made by AFAS determined the amounts of R$2,462,278,972.38 for AAB net equity, R$539,917,924.01 for APSL net equity and R$3,411,594,514.39 for the shares issued by CST that are part to the Merger of Shares.

6.2. Appraisal Based on the Future Profitability Prospect. Pursuant to the provisions of section 3.3, Deutsche Bank (qualified in section 11.1) has been retained by BELGO to carry out the appraisal of AAB, APSL, CST and BELGO based on their future profitability prospect. Such appraisals resulted in the following range: (a) R$1,155.83 to R$1,390.23 per lot of one thousand quotas of AAB; (b) R$126.84 to R$150.93 per lot of one thousand common shares issued by APSL; (c) R$115.95 to R$138.00 per lot of one thousand shares issued by CST; and (d) R$1,104.31 to R$1,267.05 per lot of one

thousand shares issued by BELGO. Likewise, UBS (also qualified in section 11.1) prepared, at the request of CST administration, economic and financial appraisals also based on the future profitability prospect of CST (pursuant to section 9.4.2) and BELGO. Such appraisals resulted in the following ranges: (a) R$102.74 to R$123.38 per lot of one thousand shares issued by CST; and (b) R$1,028.72 to R$1,197.93 per lot of one thousand shares issued by BELGO. Deutsche Bank and UBS appraisals basis date is May 31, 2005, provided that the appraisals of APSL and BELGO prepared by Deutsche Bank took into consideration APSL´s capital increase made on June 3, 2005, for purposes of the acquisition by APSL of 2,721,968.485 common shares issued by CST and AAB and APSL Mergers.

6.3. Net Equity Value at Market Prices (Liquidation Value). For the purposes of article 264 of the Law 6,404/76, the net equity of AAB, APSL, CST and BELGO have been appraised by APSIS, a specialized company, qualified in section 11.1, pursuant to the same criteria and date, May 31, 2005, adjusted to reflect, in case of APSL and BELGO, APSL´s capital increase made on June 3, 2005, for purposes of the acquisition by APSL of 2,721,968,485 common shares issued by CST and AAB and APSL Mergers.

6.3.1 Exchange Ratio Based on the Net Equity Value at Market Prices (Liquidation Value). For the purposes of article 264 of Law 6,404/76 and without prejudice to the exchange ratio established in item 3 (b) and (c), it is informed that in accordance with the appraisal report prepared by APSIS based in the net equity at market prices (liquidation value) resulted in the following exchange ratio: (a) 1 (one) share issued by BELGO for 0,812154 AAB quotas; (b) 1 (one) share issued by BELGO for 6,929735 APSL shares; and (c) 1 (one) share issued by BELGO for 7,790463 shares issued by CST.

6.4. Treatment of Succeeding Equity Variations. The basis date of the transaction is May 31, 2004. The equity variations occurring after such date, and up to the date AAB and APSL Mergers are implemented will be absorbed by BELGO. In case of the Merger of CST Shares, CST equity variations (proportional to the merged shares) occurred between the basis date of the book value appraisal report, that is, May 31, 2005, and the date of the shareholders meeting to be held for approval of the Merger of CST Shares will be accounted by BELGO as a result of the equity adjustment.

6.4.1. Treatment of CST Revaluation Reserve. Considering that BELGO and its controlled companies have no asset revaluation reserve and that CST, on the other hand, accounts such reserve, and in order to meet the uniformity and consistency of accounting principles also included in section 46 and 54 of the Statement of IBRACON approved by CVM Resolution No. 183/95, the revaluation reserve of CST will be reversed after the Merger of CST Shares, considered as such in all appraisal reports.

6.5. Treatment of Shares/Quotas held in Treasury. There are no quotas of AAB, shares of APSL and shares of CST held in their respective treasury. The 68,300,000 preferred shares issued by BELGO and held in treasury have not been taking into account for purposes of the appraisals of the Restructuring.

7. SOLUTION AS TO THE SHARES OF THE CAPITAL OF ONE COMPANY HELD BY THE OTHER.

As of this date, there are no quotas of AAB or shares issued by APSL or CST held by BELGO or vice-versa. The shares that BELGO will hold in CST as a result of the AAB and APSL Mergers shall remain owned by BELGO.

8. BELGO CAPITAL STOCK COMPOSITION AND CORPORATE STRUCTURE UPON RESTRUCTURING.

8.1. Composition of BELGO's Capital Stock. The subscribed capital stock of BELGO is currently represented by 7,084,129,297 registered shares, with no par value, of which 3,905,001,336 are common shares and 3,179,127,961 are preferred shares, in a total amount in R$3,000,000,000.00. As a result of the corporate restructuring, the capital stock of BELGO may be subject to the following changes:

(a) in case the Conversion is effective, the subscribed capital stock will be represented by 7,084,129,297 common shares;

(b) in case of the AAB and APSL Mergers, the subscribed capital stock of BELGO in the amount of R$6,002,196,896,39 will be represented by 9,939,728,516 common shares (or, in case the Conversion is not implemented, by 5,494,424,096 common shares and 4,445,304,420 preferred shares); and

(c) in case of the Merger of CST Shares, the subscribed capital stock of BELGO will be R$9,413,791,410.78 represented by 13,020,076,590 common shares (or, in case the Conversion is not implemented, by 8,574,772,170 common shares and 4,445,304,420 preferred shares).

9. REIMBURSEMENT AMOUNT OF SHARES HELD BY DISSENTING SHAREHOLDERS.

9.1. Appraisal Rights. As described below, appraisal rights will be assured to BELGO preferred shareholders in connection with the Conversion and BELGO and CST common and preferred shareholders, in connection with the Merger of Shares, who disagree with or abstain themselves to vote, or who do not attend the relevant Extraordinary Shareholders Meeting ("Dissenting"), and who vote against the Merger of Shares, within thirty (30) days after the publication of the respective minutes of the Extraordinary Shareholders Meeting that approved the respective merger. The payment of the respective reimbursement will depend upon effective completion of the transaction pursuant to the provisions of article 230 of the Law 6,404/76 and will be made by the applicable company until the third business day following the effective date. The reimbursement of the share value will only be assured in relation to the shares that the shareholder is evidenced as the owner on the publication date of this public notice, pursuant to article 137 of the Corporation Law.

9.2. Dissenting Shareholders with respect to the Conversion. Upon the Conversion, the Dissenting preferred shareholders of BELGO with respect to the resolution will be entitled to appraisal rights, at the book value of R$493,68 per lot of one thousand shares, pursuant to the last balance sheet approved by BELGO Shareholders Meeting, that is, December 31, 2004. The right to request the preparation of a special balance

sheet of BELGO, pursuant to the provisions of §2nd of article 45 of the Law 6,404/76, will be assured to the Dissenting shareholder of BELGO that timely and formally manifested its decision to exercise the appraisal right. In this case, after the term established to reconsider the Conversion in accordance with §3rd of article 137 of the Corporation Law, the shareholder will receive 80% of the reimbursement amount, and the balance, if any, will be paid within one hundred and twenty days (120) from the date of Shareholders Meeting.

9.3. Dissenting Shareholders with respect to the AAB and APSL Mergers. BELGO shareholders will not be entitled to appraisal rights due to AAB and APSL Mergers. AAB partners and APSL shareholders have already agreed with these transactions and, therefore, they are not entitled to the appraisal rights.

9.4. Dissenting Shareholders with respect to the Merger of CST Shares. BELGO and CST shareholders may exercise their appraisal rights due to the Merger of CST Shares by means of reimbursement of their respective share value.

9.4.1. BELGO Dissenting Shareholders. The dissenting shareholders of BELGO will be entitled to the reimbursement of their shares at the value of R$493,68 per lot of one thousand shares, pursuant to the last balance sheet approved at BELGO Shareholders Meeting, that is, December 31, 2004. As provided for in section 9.2, BELGO Dissenting shareholders will be entitled to request the preparation of special balance sheet of BELGO.

9.4.2. CST Dissenting Shareholders. The Dissenting shareholders of CST will be entitled to the reimbursement of their shares based on the economic value of CST, at the value of R$123 per lot of one thousand shares, according to the economic appraisal prepared by UBS (see section 6.2). These shareholders may choose to have the reimbursement amount based on the net equity at market prices (liquidation value), which is equal to R$122,45 per lot of one thousand shares, pursuant to APSIS appraisal (see item 6.3).

The engagement of UBS and its respective report on account of the appraisal rights must be ratified by CST Extraordinary Shareholders Meeting that approves the Merger of CST Shares pursuant to article 45, §4th of the Law 6;404/76.

10. NON-ACCOUNTED CONTINGENCY LIABILITIES.

There is no knowledge of any material liability not accounted for on the balance sheet of AAB or APSL that will be transferred by BELGO as successor due to AAB and APSL Mergers.

11. SPECIALIZED COMPANIES INVOLVED.

11.1. Identification of Specialized Companies Involved.

(a) Accounting and Book Value Appraisal: Afas Adviser Consultores Associados Ltda., a company with head office at Rua Manoel da Nóbrega, 1280, 10th floor, in

the capital of the State of São Paulo, enrolled with the Corporate Taxpayer Registry under No. 66.050.410/0001-55, and with the Regional Accountants Board under No. 2SP016333/0-0 ("AFAS");

(b) Appraisal of the Net Equity at Market Prices (Liquidation Value): Apsis Consultoria Empresarial S/C Ltda., a company with head office at Rua São José 90, grupo 1.802, in the capital of the State of Rio de Janeiro, enrolled with the Corporate Taxpayer Registry under No. 27.281.922/0001-70 ("APSIS");

(c) Economic and Financial Appraisal of BELGO and CST

(c.1) Company Engaged by BELGO: Deutsche Bank Securities, Inc., a company with head office 60 Wall Street, New York, New York, United States of America, ("Deutsche Bank"); and

(c.2) Company Engaged by CST: Banco UBS S.A., a company with head office at Avenida Jucelino Kubitschek, 50, 6° andar, São Paulo, São Paulo, inscrita no Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda sob o n° 30.131.502/003-84 ("UBS").

11.2. Statement of Non Existence of Conflict of Interest. AFAS, APSIS, Deustche Bank and UBS, in charge with the preparation of the appraisal reports and economic and financial analysis, state that there is no conflict of interest or community of interests, effective or potential, with AAB, APSL, CST, BELGO, ARCELOR, or minority shareholders, nor as well in connection with the Conversion or Restructuring.

12. APPROVAL OF REGULATORY AUTHORITIES.

12.1. SEC Registration. The Merger of CST Shares, and the succeeding issue of new shares by BELGO, is subject to the granting of the applicable registration at SEC.

13. OTHER RESTRUCTURING CONDITIONS.

13.1. Connected Transactions. Taking into account the objective of the Restructuring, all resolutions taken regarding to AAB and APSL Mergers and the Merger of CST Shares are connected and essential to the Restructuring. Therefore, in case the Merger of CST Shares fails to be approved or is reconsidered pursuant to article 137, §3rd of the Law 6,404/76, all resolutions taken in relation to the Restructuring shall be considered, for that purpose, ineffective.

13.2. Trading at Bovespa. As a result of the practices set forth by Bolsa de Valores de São Paulo – Bovespa, the shares issued by BELGO in the context of the Merger of CST Shares will be traded under CST ticker until the Merger of CST Shares is ratified by the management of both BELGO and CST upon expiration of the term to exercise the appraisal rights, or until the term of 10 (ten) days set forth in article 137, §3rd of the Law 6,404/76 has elapsed without calling a new meeting.

13.3. Future Business Plans. In case the Restructuring is approved and, if after the legal term has elapsed, the shareholders of each CST and BELGO fail to reconsider the Restructuring, it is expected: (a) to delist CST as a publicly-held company; (b) to amend BELGO denomination to ARCELOR BRASIL S.A.; (c) to amend ARCELOR BRASIL by-laws, particularly with the intention to comply with the governance requirements corresponding to Level I of Bovespa; (d) to change the composition of the board of directors of ARCELOR BRASIL; and (e) to change the composition of the board of officers of ARCELOR BRASIL.

14. RESTRUCTURING DOCUMENTS.

14.1. Documents Available. It shall be available at BELGO website (www.belgo.com.br) all documents of the Conversion, AAB and APSL Mergers and the Merger of CST Shares (such as protocol and justification, reports, prospect, among others). CST website (www.cst.com.br) will also make available all documentation in connection with the Merger of CST Shares. Copy of such material will be also available at the website of CVM (www.cvm.gov.br) and of Bolsa de Valores do Estado de São Paulo (www.bovespa.com.br), as of this date. The shareholders who wish to review and analyze the documents at the Companies' head offices must make an appointment to visit the respective Investors Relation departments of BELGO (telephone (31) 3219-1420) and CST (Telephone (27) 3348-1333).

Belo Horizonte, July 28, 2005

ARCELOR

COMPANHIA SIDERÚRGICA DE TUBARÃO	COMPANHIA SIDERÚRGICA BELGO-MINEIRA
Leonardo Dutra de Moraes Horta (Business-Finance and Investors Relation Officer)	Carlo Panunzi (CEO and Finance and Investors Relation Officer)

REGISTRATION WITH THE BRAZILIAN SECURITIES COMMISSION (CVM) DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, WITH ITS MANAGEMENT BEING RESPONSIBLE FOR THE TRUTH OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1. CVM CODE NOP.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73
4. NIRE 31300046389		

01.02 - HEAD OFFICES

1. FULL ADDRESS Av. Carandaí, 1.115 – 20° ao 26° andar				2. DISTRICT Funcionários
3. ZIP CODE 30130-915		4. CITY Belo Horizonte		5. STATE Minas Gerais
6. AREA CODE 31	7. TELEPHONE 3219-1122	8. TELEPHONE -	9. TELEPHONE -	10. TELEX
11. AREA CODE 31	12. FAX 3219-1307	13. FAX	14. FAX	
15. E-MAIL belgo@belgo.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence with the Company)

1. NAME Carlo Panunzi				
2. FULL ADDRESS Av. Carandaí, 1.115 – 26° andar				3. DISTRICT Funcionários
4. ZIP CODE 30130-915		5. CITY Belo Horizonte		6. STATE Minas Gerais
7. AREA CODE 31	8. TELEPHONE 3219-1911	9. TELEPHONE	10. TELEPHONE	11. TELEX
12. AREA CODE 31	13. FAX 3222-3880	14. FAX	15. FAX	
16. E-MAIL carlo.panunzi@belgo.com.br				

01.04 - REFERENCE / AUDITOR

CURRENT FINANCIAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1. START	2. FINISH	3. NUMBER	4. START	5. FINISH	6. NUMBER	7. START	8. FINISH
jan/01/2005	Dec/31/2005	2	Apr/01/2005	Jun/30/2005	1	Jan/01/2005	Mar/31/2005
9. NAME OF AUDITOR KPMG Auditores Independentes					10. CVM NR. 00418-9		
11. NAME OF TECHNICAL EXPERT IN CHARGE Marco Túlio Fernandes Ferreira					12 PERSONAL TAX NR. (CPF) OF TECHNICAL EXPERT IN CHARGE 499.953.166-68		

01.01 - IDENTIFICATION

1. CVM NR.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

01.05 - EQUITY CAPITAL COMPOSITION

NR. OF SHARES (000)	1 – CURRENT QUARTER Jun/30/2005	2 – PREVIOUS QUARTER Mar/31/2005	3 –SAME QUARTE PREVIOUS YEAR Jun/30/2004
Paid-In Capital			
1 – Common	3,905,001	3,905,001	3,905,001
2 – Preferred	3,179,128	3,179,128	3,179,128
3 – Total	7,084,129	7,084,129	7,084,129
In Treasury			
4 – Common	0	0	0
5 – Preferred	68,300	68,300	68,300
6 – Total	68,300	68,300	68,300

01.06 – CORPORATE CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - TYPE OF STOCK CONTROL Foreign
4 - ACTIVITY CODE NR. 106 – Steelmaking
5 - CORE BUSINESS Fabrication of steel, rolled and drawn products
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF AUDITORS REPORT Without Qualification

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CORPORATE TAX NR. (CNPJ)	3 - REGISTERED CORPORATE NAME

01.08 – CASH INCOME DECIDED AND / OR PAID DURING AND AFTER THE QUARTER

1. ITEM	2. EVENT	3. APROVAL	4. INCOME	5. PAYMENT START	6. TYPE OF SHARE	7. INCOME ON SHARE
01	AGO	Apr/15/2005	Dividend	May/10/2005	ON	0.0063500000
02	AGO	Apr/15/2005	Dividend	May/10/2005	PN	0.0069800000

.01 - IDENTIFICATION

CVM CODE NR.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

.09 – PAID-IN EQUITY CAPITAL AND ALTERATIONS DURING THE CURRENT FINANCIAL YEAR

ITEM	2. DATE OF ALTERATION	3. VALUE OF EQUITY CAPITAL (R$ 000)	4. VALUE OF ALTERATION (R$ 000)	5. ORIGIN OF ALTERATION	7. NR. SHARES ISSUED (000)	8. SHARE PRICE ON ISSUE (Reais)
1	Apr/15/2005	3,000,000	1,000,000	Profit reserve	0	0.0000000000

.10 – MARKET RELATIONS DIRECTOR

DATE	2. SIGNATURE

01.01 - IDENTIFICATION

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.01 – EQUITY BALANCE SHEET (R$ 000)

1. CODE	2. DESCRIPTION	3. Jun/30/2005	4. Mar/31/2005
1	Total Assets	4,537,439	4,364,002
1.01	Current Assets	1,889	219,581
1.01.01	Cash on hand and banks	1,884	5,759
1.01.01.01	Bank deposits	9	3,655
1.01.01.02	Financial investments	1,875	2,104
1.01.02	Credits	0	0
1.01.03	Inventory	0	0
1.01.04	Others	5	213,822
1.01.04.01	Income Tax and Social Security	0	110
1.01.04.02	Other taxes and contributions	0	1,786
1.01.04.03	Prepayments	5	0
1.01.04.04	Accounts receivable from associated companies	0	211,926
1.02	Long term assets	104,445	2,476
1.02.01	Sundry credits	22,281	2,476
1.02.01.01	Compulsory deposits and amounts for court cases	41	0
1.02.01.02	Income tax for rebate	17,699	0
1.02.01.03	Properties for sale	0	0
1.02.01.04	Tax and contributions to compensate	3,864	1,800
1.02.01.05	Other credits	677	676
1.02.02	Credits with related parties	82,164	0
1.02.02.01	With associated companies	0	0
1.02.02.02	With subsidiary companies	82,164	0
1.02.02.03	With other related parties	0	0
1.02.03	Others	0	0
1.03	Permanent assets	4,431,105	4,141,945
1.03.01	Investments	4,428,987	4,141,945
1.03.01.01	Stakes in associated companies	0	0
1.03.01.02	Stakes in subsidiary companies	4,428,987	4,141,945
1.03.01.02.01	Belgo Siderurgia S.A.	4,350,552	4,093,684
1.03.01.02.02	Belgo Mineira Part. Ind. Com. S.A.	58,225	38,587
1.03.01.02.03	Usina Hidrelétrica Guilman Amorim S.A.	19,712	9,176
1.03.01.02.04	BME Belgo Mineira Engenharia Ltda.	498	498
1.03.01.03	Other investments	0	0
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred	2,118	0

01.01 - IDENTIFICATION

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

02.02 - EQUITY BALANCE SHEET – LIABILITIES (R$ 000)

1 - CODE	2 - DESCRIPTION	3 – Jun/30/2005	4 – Mar/31/2005
2	Total Liabilities	4,537,439	4,364,002
2.01	Current Liabilities	39,729	97,651
2.01.01	Loans & financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	262	3,573
2.01.04	Taxes, fees and levies	826	15,571
2.01.04.01	Income tax & social security	0	2,588
2.01.04.02	Other taxes payable	826	12,983
2.01.05	Dividends payable	3,774	41,470
2.01.06	Provisions	2	0
2.01.07	Debts with related parties	25,909	21,622
2.01.08	Others	8,956	15,415
2.01.08.01	Wages & charges payable	8,956	13,565
2.01.08.02	Other accounts payable	0	1,850
2.02	Long term liabilities	0	729
2.02.01	Loans & financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.03.01	Provisions for contingencies	0	0
2.02.04	Dedts with related parties	0	0
2.02.05	Others	0	729
2.02.05.01	Income tax & social security	0	729
2.02.05.02	Other accounts payable	0	0
2.03	Earnings on future financial years	0	0
2.05	Net equity	4,497,710	4,265,622
2.05.01	Paid-in equity capital	3,000,000	2,000,000
2.05.02	Capital reserves	193,221	193,221
2.05.02.01	Shares held in Treasury	(3,149)	(3,149)
2.05.02.02	Allocations for investments and others	196,370	196,370
2.05.03	Reassessment reserves	0	0
2.05.03.01	Company assets	0	0
2.05.03.02	Associated and subsidiary companies	0	0
2.05.04	Profit reserves	172,497	1,182,685
2.05.04.01	Legal	96,366	96,366
2.05.04.02	Statutory	76,131	1,086,319
2.05.04.03	For contingencies	0	0
2.05.04.04	Future profits	0	0
2.05.04.05	Profits withheld	0	0
2.05.04.06	Special for dividends not distributed	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Accumulated profits / losses	1,131,992	889,716

I.01 - IDENTIFICATION

CVM NR.	2. REGISTERED CORPORATE NAME	3. CNPJ
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

I.01 – EARNINGS STAMENT (R$ 000)

– CODE	2 - DESCRIPTION	3 – Apr/01/2005 to Jun/30/2005	4 - Jan/01/2005 to Jun/30/2005	5 – Apr/01/ 2004 to jun/30/2004	6 – Jan/01/2004 to Jun/30/2004
.01	Gross revenues from Sales and/or services	0	641,850	566,762	1,000,827
.02	Deductions from Gross revenues	0	(172,761)	(157,940)	(273,742)
.03	Net revenue from Sales and/or services	0	469,089	408,822	727,085
.04	Cost of goods and/or services sold	0	(251,805)	(221,978)	(418,645)
.05	Gross earnings	0	217,284	186,844	308,440
.06	Operational expenses / revenues	244,763	955,074	123,688	192,698
.06.01	On Sales	0	(12,188)	(11,387)	(22,574)
.06.02	Overhead	(2,655)	(24,554)	(16,792)	(32,448)
.06.03	Financial	(1,595)	(16,414)	(16,371)	(28,318)
.06.03.01	Financial revenues	543	5,016	27,731	32,099
.06.03.02	Financial expenses	(2,138)	(21,430)	(44,102)	(60,417)
.06.04	Other operational revenues	0	9,960	6,988	3,118
.06.05	Ooperational expenses	(70,598)	(48,649)	(73,296)	(139,856)
.06.05.01	Premium (negative goodwill / amortization)	(52,677)	(106,783)	(52,674)	(105,349)
.06.05.02	Employee participation	(17,953)	(298)	(4,482)	(7,891)
.06.05.03	Others	32	58,432	(16,140)	(26,616)
.06.06	Equity earnings	319,611	1,046,919	234,546	412,776
.07	Operational earnings	244,763	1,172,358	310,532	501,138
.08	Non operational earnings	0	(14,761)	(416)	(2,982)
.08.01	Revenues	0	1,423,987	1,548	1,907
.08.01.01	Fixed asset sale	0	605	1,538	1,894
.08.01.02	Asser sale for Belgo Siderurgia	0	1,423,298	0	0
.08.01.03	Others	0	84	10	13
.08.02	Expenses	0	(1,438,748)	(1,964)	(4,889)
.08.02.01	Fixed asset write-off cost	0	(59,267)	(104)	(1,805)
.08.02.02	Property, plant and equipment write-off cost	0	(1,423,298)	0	0
.08.02.03	Provisions reversal	0	44,062	0	0

I.01 - IDENTIFICATION

CVM NR.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NR. (C NPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO- MINEIRA	24.315.012/0001-73

·.01 – EARNINGS STATEMENT (R$ 000)

- CODE	2 – DESCRIPTION	3 – Apr/01/2005 to Jun/30/2005	4 - Jan/01/2005 to Jun/30/2005	5 – Apr/01/ 2004 to jun/30/2004	6 – Jan/01/2004 to Jun/30/2004
08.02.04	Others	0	(245)	(1,860)	(3,084)
09	Earnings before tax / stakes	244,763	1,157,597	310,116	498,156
10	Provision for income tax & social security	(2,488)	(83,670)	(48,318)	(73,321)
11	Deferred income tax	0	0	0	0
12	Statutory dues / stakes	0	0	0	0
12.01	Stakes	0	0	0	0
12.02	Dues	0	0	0	0
13	Reversal of interes ton equity	0	0	0	0
15	Profit / loss for period	242,275	1,073,927	261,798	424,835
	NUMBER OF SHARES, NOT INCLUDING TREASURY (000)	7,015,829	7,015,829	7,015,829	7,015,829
	PROFIT PER SHARE	0.03453	0.15307	0.03732	0.06055
	LOSS PER SHARE				

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 - EXPLANATORY NOTES

1 – Operating context and company aspects

Companhia Siderúrgica Belgo-Mineira ("the Company" or "BELGO" or "Parent Company") is a listed company whose shares are negotiated in the Stock Market of São Paulo (BOVESPA) and its main objective is the manufacturing of steel, rolled and drawn products.

The Company also keeps stakes in subsidiary and associated companies (See Explanatory Notes Nr. 6[a] and [b]) , and according to what is highlighted in Explanatory Note Nr. 7, its operations are conducted in significant amounts with related parties, specially with the subsidiary Belgo Bekaert Arames Ltda. (BBA), and they are performed in conditions and prices compatible with the market, taking into consideration its volumes and due dates.

According to released information on a relevant fact of November 24, 2004, the Parent Company promoted the simplification of its organizational structure, transferring, on March 31, 2005, to Belgo Siderurgia S.A. the assets and liabilities corresponding to João Monlevade Plant, Sabará Factory, Distribution Centers, as well as all its investments except Guilman-Amorim, Belgo-Mineira Participação and Belgo-Mineira Engenharia.

From then on, the Company started to perform as a holding simply and the operational activities of the Group's steel-making area are concentrated on Belgo Siderurgia S.A.

2 – Presentation of the Quarterly Information

The Quarterly Information of the Company and the Consolidated Quarterly Information of the Company and subsidiary companies for June 30, 2005 have been prepared based on the accounting practices that comply with Brazilian Company Law and the rules established by the Brazilian Securities Commission (CVM), consistent with the last quarter closed in March 31, 2005.

Due to the simplification of the organizational structure described previously, the comparability of the quarterly information jeopardized.

Due to the increase in the stake held in ACINDAR, which started to be consolidated in May 2004, the comparability of earnings statements and consolidated cash flows of this quarter related to the same period in the previous year is also jeopardized. In the performance comment, the Company Management demonstrates the main effects resulting from ACINDAR consolidation.

Summary of the Main Accounting Practices

a. *Calculation of earnings*

The earnings are calculated on an accrual basis by financial year.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

The Sales revenues on products are posted under earnings when all risks and benefits are transferred to the purchaser. The revenues on services rendered are posted under earnings on realization. Revenues are not posted if there are any significant uncertainties about their realization.

b. *Accounting estimates*

The elaboration of financial statements according to accounting practices adopted in Brazil requires Management to use sense of judgment when determining and recording accounting practices. Significant assets and liabilities subject to these estimates and assumptions include the residual value of the property, plant and equipment, provision for bad debts, inventory realization value, deferred income tax and social security credits, provision for contingencies, valorization of derivative instruments and assets and liabilities related to employees' benefits. The settlement of the transactions involving these estimates may result in amounts that differ significantly, due to the inaccuracies inherent to the estimation process. The Company reviews the estimates and assumptions on a quarterly basis.

c. *Foreign currency*

Monetary assets and liabilities in foreign currencies, mainly in US Dollars and Argentinian Pesos, were converted into Brazilian currency (R$ / Reais) at the foreign Exchange rate on the closing date of the Quarterly Information (Jun/30/2005 - US$ 1.00 = R$ 2.3504 and Ps$ 1.00 = R$ 0.814697 and Jun/30/2005 - US$ 1.00 = R$ 2.6662 and Ps$ 1.00 = R$ 0.914128). The differences deriving from currency conversions were posted in the Earnings Statement. For companies located abroad, the assets and liabilities were converted into Reais at the foreign Exchange rate on the closing date of the Quarterly Information.

d. *Current and Long Term Assets*

- ***Financial Investments***

  The financial investments are assessed at cost plus the income brought in through to the date of the Balance Sheet.

- ***Provision for bad debts***

  The provision for bad debts was established in an amount deemed sufficient by the Management to cover any possible future losses on the realization of the credits.

- ***Inventories***

  Assessed at the average purchase or production cost, below replacement costs or realization values. Imports under way are shown as the accumulated cost of each import.

  The inventory costs include expenses incurred through the acquisition, shipment and storage of the inventories. For inventories of finished goods and inventories being fabricated, the cost includes part of the general fabrication expenses based on the normal operating capacity.

- ***Other Current and Long Term Assets***

  Presented at the end realization value, including income and monetary restatement, when applicable.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

e. Permanent Assets

Presented at the restated cost, together with the following aspects:

- ***Investments***

  Investments in subsidiary and associated companies are assessed through the equity earning method. The premiums or discounts calculated by the Company or its subsidiaries on the acquisition of investments are amortized over periods defined in compliance with the grounds giving rise thereto.

  Other permanent investments are assessed at acquisition cost, after deducting the provision for devaluation, when applicable.

  For the purposes of consolidating and calculating the equity earnings, the Quarterly Information of subsidiaries Belgo-Mineira Uruguay S.A., Bemex International Ltd. and ACINDAR Industria Argentina de Aceros S.A., which are located outside Brazil, were adjusted in order to eliminate the effects of the differences between the accounting practices adopted in Brazil and the practices adopted in their countries of origin.

- ***Property, Plant and Equipment***

  Registered at the acquisition, formation or construction cost. Depreciation is calculated by the linear method at the rates mentioned in Explanatory Note Nr. 8, taking into consideration the estimated useful life of the assets. The depreciation of the property, plant and equipment is posted mainly as a production cost.

  Outlays arising from the replacement of a component of an item of property, plant or equipment that is entered separately in the accounts, including inspections and examinations, are posted under the item of property, plant and equipment. Other expenditures are capitalized only when there is an increase in the economic benefits of this item of property, plant and equipment. Any other type of outlay is posted in the earnings as an expense.

  The depletion of the forest reserves of the subsidiary company is calculated on the basis of the volume of timber felled during the quarter in relation to the existing potential volume.

- **Deferred**

  Recorded at the acquisition and formation costs, after deducting amortization, which is calculated by the linear method at rates taking the useful life of the intangible assets into consideration. The deferred asset is entered in the accounts only when there is an increase in the economic benefits related thereto.

f. Current and Long Term Liabilities

Shown at the known or calculable values, in addition to the corresponding charges and monetary variations, when applicable, on a *pro rata diem* basis.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

g. *Provisions*

A provision is posted in the Balance Sheet when the Company has a legal or established obligation resulting from a past event and it is probable that funds will be required in order to settle such obligation. The provisions are posted on the basis of the best estimates of the risk involved.

h. *Post-employment Pension and Benefit Plan to employees*

The sponsoring costs of the pension plan and possible deficits of the plan are accounted at the closing of the social statement in compliance with the Deliberation CVM 371 of December 13 2000.

i. *Income Tax and Social Security*

The current and deferred income tax and social security are calculated on the basis of the effective income tax and social security rates of 15% with an additional of 10% charged on the taxable profit exceeding R$240.00 for income tax and 9% on taxable profit for social security on the net profits, and consider offsetting tax losses and the negative social security base, limited to 30% of the taxable profits.

The deferred taxes arising from the tax losses, the negative social security base and temporary differences were established in compliance with Instruction Nr. 317, issued by the Brazilian Securities Commission (CVM) on June 27, 2002, taking past profitability into consideration, as well as expectations of generating future taxable profits grounded on a technical feasibility study.

The subsidiary company Belgo Bekaert Nordeste S.A. (BBN – formerly JOSSAN S.A.) at Feira de Santana, Bahia State, qualifies for tax benefits on Exploration Profits.

j. *Cash Flow Statements*

The Company is presenting as supplementary information in Explanatory Note Nr. 25, the cash flow statements prepared in compliance with NPC 20 – cash flow Statement, issued by IBRACON – Brazilian Institute of Independent Auditors.

3 - Consolidated Quarterly Information

The accounting policies applied in the preparation of the quarterly information have been used uniformly in all consolidated companies and are consistent to those used in the previous quarter and financial year and cover Companhia Siderúrgica Belgo-Mineira (Parent Company) and the (i) subsidiary companies in which it holds direct stakes (described in Explanatory Note Nr. 6 (a) and (ii) the subsidiary companies in which it holds indirect stakes (described in Explanatory Note Nr. 6 (b)).

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 - EXPLANATORY NOTES

Description of the main consolidation procedures

a. Elimination of capital stakes, reserves and accumulated earnings of associated and subsidiary companies;

b. Elimination of balances in the assets and liabilities accounts, among the consolidated companies;

c. Elimination of revenues and expenses balances, as well as the profits not realized, arising from business undertaken between the companies. Unrealized losses are written off in the same manner, but only when there are no indications of problems with the recovery of the related assets

d. Elimination of tax charges on the portion of profits not realized, and presented as deferred taxes in the Consolidated Equity Balance Sheet; and

e. Highlighting the value of the minority shareholder stakes in the consolidated financial statements.

The Usina Hidrelétrica Guilman-Amorim S.A. (hydroelectric plant), whose control is shared, was proportionaly consolidated due to the stake percentage. Each rubric of the Quarterly Information was, therefore, consolidated after the application of the stake percentage. Consequently there is no highlight on minority stakes.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

Reconciliation of the Parent Company net assets and net profits with the Consolidated net assets and net profits:

	Net profit of the period		Net equity	
	Jun/30/2005	Jun/30/2004	Jun/30/2005	Mar/31/2005
Parent company balances	1,073,927	424,835	4,497,710	4,265,622
Non realized profits from operations between Group companies, free from tax effects	9,584	(22,380)	(87,510)	(46,648)
Capitalization effects from BMPS debts	-	-	1,237,374	1,175,192
Prov. According to inst. CVM 349 without premium over deferred	-	-	(737,487)	(790,165)
Equity changes that do not affect the earnings of the period from associated and subsidiary companies	(934)	(721)	(404)	(58)
Consolidated balances	1,082,577	401,734	4,909,683	4,603,943

4 – Financial Investments

			Parent Company		Consolidated	
Type	Rate	Liquidity	Jun/30/2005	Mar/31/2005	Jun/30/2005	Mar/31/2005
Short term						
Exclusive Fund - federal Government Foreign Exchange	Quota (USD)	Immediate	1,790	2,104	-	-
Exclusive Fund - Referred Fund DI	% CDI	Immediate	-	-	33,820	44,274
Fixed Income Papers - Government in dollars (ACINDAR)	4.53%	1 to 12 months	-	-	-	16,264
Fixed Income Papers -government in pesos (ACINDAR)	4.00%	1 to 12 months	-	-	26,337	23,325
Fixed Income Papers - in pesos (ACINDAR)	1.80 - 11.00%	1 to 12 months	-	-	149,154	139,740
Fixed Income Papers -in dollars (ACINDAR)	1.80 - 6.16%	1 to 12 months	-	-	165,595	361,887
Other Fixed Income Papers	several	Immediate	85	-	261,064	285,323
			1,875	2,104	635,970	870,813

5 – Customer accounts receivable

	Consolidated	
	Jun/30/2005	Mar/31/2005
Customer accounts receivable		
Domestic market	-	-
- Companies from the Group	554,781	570,963
- Third parties	554,781	570,963
Exports	344,433	355,779
- Companies from the Group	-	35,785
- Third parties	344,433	319,994
Discounted duplicate invoices & foreign exchange notes	(10,371)	(35,743)
Provision for bad debts	(23,636)	(23,165)
	865,207	867,834

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

6 - Investments

a. Investments in direct associated and subsidiary companies

	Company Stake							
	Quantity of shares/quota	% stake Voting Capital	% stake Total Capital	Capital stock	Net assets	Net profit (losses) of the finac. Year	Balance of investment	Asset equivalence
Steelmaking Companies								
Belgo-Mineira Participação Indústria e Comércio S.A.								
Jun/30/2005	12,894,042	99.98	99.98	65,244	58,237	7,853	58,225	7,848
Mar/31/2005	12,894,042	99.98	99.98	45,136	38,595	8,320	38,587	8,318
Jun/30/2004	12,894,042	99.98	99.98	45,136	36,341	(9,694)	36,334	(9,701)
BELGO Siderurgia S.A. (former BMPS)								
Jun/30/2005	2,692,709	98.80	99.11	3,066,242	3,645,530	420,928	4,350,552	988,864
Mar/31/2005	2,692,709	98.80	99.11	3,066,242	3,333,203	108,601	4,093,684	679,318
Jun/30/2004	1,471,192,992	99.93	99.96	1,468,000	716,691	329,328	1,664,576	329,069
Others								
Belgo-Mineira Engenharia Ltda.								
Jun/30/2005	99	99.00	99.00	73	503	2	498	2
Mar/31/2005	99	99.00	99.00	73	503	2	498	1
Jun/30/2004	99	99.00	99.00	73	510	(2)	505	-
Usina Hidrelétrica Guilman-Amorim S.A.								
Jun/30/2005	510	51.00	51.00	37,450	38,650	28,538	19,712	14,554
Mar/31/2005	510	51.00	51.00	37,450	17,993	7,881	9,176	4,019
Jun/30/2004	510	51.00	51.00	37,450	(26,071)	6,471	-	3,300
Balances of transferred companies this quarter (see Explanatory Note # 1)								
Jun/30/2005							-	35,651
Mar/31/2005							-	35,652
Jun/30/2004							639,312	90,108
TOTAL - Jun/30/2005							4,428,987	1,046,919
TOTAL - Mar/31/2005							4,141,945	727,308
TOTAL - Jun/30/2004							2,340,727	412,776

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

b. Information on indirect associated and subsidiary companies:

	Group stake						Interest on equity
	Quantity of	% stake				Net profit	/received and
	shares/quota	Voting capital	Total capital	Capital stock	Net Assets	(losses)in the financ. Year	proposed dividends
Steelmaking Companies							
Belgo Mineira Uruguay S.A.							
Jun/30/2005	12,500,000	99.11	99.11	152,290	227,696	13,425	-
Mar/31/2005	12,500,000	99.11	99.11	166,818	237,895	3,183	-
ACINDAR Industria Argentina de Aceros S.A.							
Jun/30/2005	445,700,255	71.99	71.99	553,665	828,220	280,635	218,967
Mar/31/2005	445,700,255	72.03	72.03	560,729	793,585	146,718	218,967
Itauna Siderúrgica Ltda.							
Jun/30/2005	1,000	100.00	100.00	6,000	9,678	308	-
Mar/31/2005	1,000	100.00	100.00	6,000	9,654	283	-
Belgopar Ltda.							
Jun/30/2005	500,000	100.00	100.00	500	1,875	81	-
Mar/31/2005	500,000	100.00	100.00	500	1,834	38	-
Drawing Companies							
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.							
Jun/30/2005	366,433	55.00	55.00	17,793	128,671	21,237	1,515
Mar/31/2005	366,433	55.50	55.50	17,793	121,150	12,205	1,515
Belgo Bekaert Arames Ltda.							
Jun/30/2005	6,963	54.51	54.51	272,782	681,677	113,343	45,724
Mar/31/2005	6,963	55.00	55.00	272,782	704,241	61,471	6,765
Belgo Bekaert Nordeste S.A.							
Jun/30/2005	1,499,200	54.51	53.98	61,442	94,042	34,763	-
Mar/31/2005	1,499,200	55.00	54.47	30,289	82,528	17,987	-
Others							
BMS - Belgo Mineira Sistemas S.A.							
Jun/30/2005	1,879,308	99.11	99.11	21,585	24,424	8,332	1,900
Mar/31/2005	1,879,338	100.00	100.00	21,585	22,115	4,123	-
BMF-Belgo-Mineira Fomento Mercantil Ltda.							
Jun/30/2005	5,600	99.11	99.11	20,094	54,037	4,077	1,938
Mar/31/2005	5,600	100.00	100.00	20,094	52,045	2,085	1,938
PBM-Picchioni Belgo-Mineira DTVM S.A.							
Jun/30/2005	10,377,231	48.56	73.84	439	3,467	5,152	-
Mar/31/2005	10,377,232	49.00	74.50	415	3,467	5,152	-
Belgo-Mineira Comercial Exportadora S.A. - BEMEX							
Jun/30/2005	418,649	99.11	99.11	820	5,453	4,396	4,314
Mar/31/2005	418,649	100.00	100.00	820	5,453	4,440	4,314
BEMEX International Ltd.							
Jun/30/2005	1,000	99.11	99.11	235	17,643	409	-
Mar/31/2005	1,000	100.00	100.00	267	19,826	190	-
CAF Santa Bárbara Ltda.							
Jun/30/2005	22,756,702	99.11	99.11	174,982	197,808	(1,539)	-
Mar/31/2005	19,686,287	100.00	100.00	160,282	184,101	(457)	-

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

c. Information on indirect colligated companies:

	Group stake					
	Quantity of Shares/quota	% stake Voting capital	% stake Total capital	Capital stock	Net assets	Net profit (losses) of the financ. Year
Steelmaking Companies						
SOL Coqueria Tubarão S.A.						
Jun/30/2005	46,610,033	36.67	36.67	349,103	349,103	-
Mar/31/2005	45,987,630	37.00	37.00	344,527	344,527	-
Drawing Companies						
Cimaf Cabos S.A.						
Jun/30/2005	12,043,178	27.25	27.25	24,086	53,649	3,106
Mar/31/2005	12,043,178	27.50	27.50	24,086	52,187	1,644
Procables S.A.						
Jun/30/2005	4,654,011	26.84	26.02	7,760	9,525	252
Mar/31/2005	4,654,011	27.08	26.26	8,804	10,589	68
Productos de Aceros S.A. - PRODINSA						
Jun/30/2005	27,029,327	27.25	27.25	21,094	30,399	647
Mar/31/2005	27,029,327	27.50	27.50	23,100	33,710	(175)
Wire Rope Industries Limited						
Jun/30/2005	7,250	27.25	27.25	27,771	43,570	6,657
Mar/31/2005	7,250	27.50	27.50	29,177	42,264	3,483
Others						
CONSIDAR do Brasil Ltda.						
Jun/30/2005	1	19.82	19.82	3	99	(18)
Mar/31/2005	1	20.00	20.00	3	99	(18)

d. Loss absorption before partner's account

On January 20 2005 BMP increased Belgo Siderurgia S.A. capital in R$ 17.9 million (formerly BMPS) by issuing 23,665 shares, having been approved, as RIR-99, article 509, § 2º, the absorption of accumulated losses of Belgo Siderurgia S.A. in the amount of R$ 582.1 million, as a debt in account that registers the credit balance of that shareholder against Belgo Siderurgia S.A. As a consequence, the net profit of the Parent Company, in the first quarter of 2005 was impacted by such gain.

e. Stake in ACINDAR:

Subsidiary BMU owns 34,323,980 ONCs (See Explanatory Note Nr. 11c) which give it the right by converting them to acquire 100,575,660 new common shares from ACINDAR in the period between January 4 2006 and February 4 2013. In case such ONCs, and the ones from other owners of similar ONCs be converted in shares during the period above, the stake of Grupo BELGO would be 63.88% of the total capital of ACINDAR.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

7 – Related Parties

The most relevant balances and operations with the related companies realized in compatible conditions with the market and included in the Quarterly Information of July 30, 2005 and March 31, 2005 summarized as follows:

	Current assets	Long term assets	Current liabilities	Sales	Purchases realized	Other expenses	Other revenues
Steelmaking Companies							
Belgo-Mineira Participação Indústria e Comércio S.A.	-	3,044	-	-	-	-	620
Belgo Siderurgia S.A.	-	79,120	2,122	2,307	13,190	-	4,431
Itauna Siderúrgica Ltda.	-	-	-	6	-	-	
Acindar Industria Argentina de Aceros S.A.	-	-	-	-	-	-	1,146
Drawing Companies							
Belgo Bekaert Arames Ltda.	-	-	-	252,860	2,187	2,695	-
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.	-	-	-	37,965	-	1,515	-
Belgo Bekaert Nordeste S.A.	-	-	-	13,019	-	-	-
Others							
CAF Santa Bárbara Ltda.	-	-	-	-	31	-	-
Usina Hidrelétrica Guilman-Amorim S.A.	-	-	-	-	7,818	-	-
BMS - Belgo-Mineira Sistemas S.A.	-	-	-	-	2,541	2,156	-
ARCELOR Group							
TrefilARBED Kiswire Co Ltd	-	-	-	4,412	-	-	-
TrefilARBED Arkansas Inc	-	-	-	3,456	-	-	-
ASBM s.a.r.l.	-	-	16,922	-	-	-	-
Arcelor Trading Antwerp	-	-	-	6,839	-	-	-
Companhia Siderúrgica Tubarão	-	-	-	-	196	-	-
Arbed S.A.	-	-	1,873	-	-	-	-
Aceralia Corporacion Siderurgica S.A.	-	-	-	-	22,479	-	-
Sidarfin NV	-	-	4,992	-	-	-	-
TOTAL Jun/30/2005	-	-	25,909	320,864	48,442	6,366	6,197
TOTAL Mar/31/2005	211,925	-	24,099	320,864	48,442	6,366	4,296

BELGO Group does not operate with a centralized cash flow, although it makes good use of opportunities to undertake transactions designed to maximize the financial resources of the Group.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 - EXPLANATORY NOTES

8 – Property, plant and equipment

	Consolidated				
	Jun/30/2005			Mar/31/2005	
	Cost- redone and reassessed	Accumulated depreciation and wearing out	Residual value	Residual value	Annual depreciation rates %
Industrial and administrative buildings	723,367	(286,087)	437,280	445,024	from 2 to 10
Industrial facilities and equipment	3,273,129	(1,672,362)	1,600,767	1,660,367	from 3 to 25
Forest reservations	173,786	(14,821)	158,965	151,934	
Others	177,578	(64,958)	112,620	117,966	from 5 to 30
	4,347,860	(2,038,228)	2,309,632	2,375,291	
Lands	204,050	-	204,050	211,486	
Expansion and modernization:					
. Property, plant and equipment under way	300,256	-	300,256	280,696	
Advances to suppliers	56,950	-	56,950	39,003	
	4,909,116	(2,038,228)	2,870,888	2,906,476	

(*) The consolidated balance mainly refers to investments in productivity projects, cost reduction, quality and environment protection.

a. *Guarantees for associated and subsidiary companies*

The Company did not put up guarantees for its associated, subsidiaries and colligated companies during the quarter ended in March 31 2005. The guarantees put up in the consolidated totaled R$ 274,011.

b. *Forest Reserves*

The eucalyptus Forest reserves (99,000 hectares – not audited) are administrated by the wholly-owned subsidiary CAF Santa Bárbara Ltda., which handles tasks related to ter-felling, charcoal-making and replanting (Mar/31/2005 – same figures – not audited).

9 – Deferred

	Parent Company		Consolidated	
	Jun/30/2005	Mar/31/2005	Jun/30/2005	Mar/31/2005
Expansion projects	2,118	-	39,910	37,254
Premium in the aquisition of associated and subsidiary companies	-	-	58,477	58,477
Other expenses	-	-	12,267	11,568
	2,118	-	110,654	107,299
Subtract				
Usual accumulated amortization	-	-	(56,313)	(52,633)
	2,118	-	54,341	54,666

The Premium on the acquisition of the subsidiary taken over by the Parent Company originates from the acquisition of the stake held by Belgo Mineira Piracicaba S.A. (formerly - Dedini) , which was taken over in May 2000, and is being amortized over ten years, in compliance with the future profitability study drawn up by independent experts.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

10 – Financing

(a) Balance composition:

		Consolidated
	Jun/30/2005	Mar/31/2005
Short term		
In Reais		
. Working capital	15,683	6,646
. Property, plant and equipment	83,686	82,157
In foreign currency (*)		
. Anticipated currency exchange sale	107,770	118,568
. Working capital	13,183	138,374
.property, plant and equipment	54,004	28,958
	274,326	374,703
Long term		
In Reais		
.property, plant and equipment	81,395	96,578
In foreign currency (*)		
. Antecipated currency exchange sale	5,745	16,293
. Working capital	9,706	-
Property, plant and equipment	67,990	117,163
	164,836	230,034
Total	439,162	604,737

(b) The long term installment that refers to 2005 will be due as follows:

2006	61,837
2007	52,947
2008	23,362
2009	21,475
2010 on	5,215
	164,836

(c) Financing is guarenteed through assets from the property, plant and equipment limited to R$294,886 (Mar/31/2005 - R$ 274,011).

(d) Financing in national currency are subject to pondered annual intersts of 13.94 % (Mar/31/2005 - 13.97%) and the ones in foreign currency are subject to annual pondered interests of- libor + 2.44% (in Mar31/2005, libor + interests were of 2.23%) plus currency exchange variation.

(*)' Mainly North American dollars.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

11 - Debentures (consolidated)

(a) Balance composition:

	Jun/31/2005	Mar/31/2005
BMP – Regular non Exchangeable Debentures	90,987	94,960
BMPS – Regular non Exchangeable Debentures	34,798	163,652
Acindar (ONCs.)	115,849	129,390
Acindar (ONSs.)	32,949	75,745
	274,583	**463,747**
Current	47,562	111,100
Long Term	227,021	352,647
	274,583	**463,747**

(b) Regular non Exchangeable Debentures: issued by BMP , face value of R$ 98,000, with monthly amortizations and total due date of 12 years, remunerated to TJLP over 3% a year, and by Belgo Siderurgia S.A. (formerly BMPS), face value of R$ 108,270, with annual amortizations and final due dates in December 31 2011 and 2027 (83% and 17% of the total issued, respectively), remunerated according to the variation of IGP-M and IGP-M plus 6% a year.

(c) ONCs – "Obligaciones Negociables Subordinadas Convertibles": Argentinean papers similar to Brazilian Exchangeable debentures issued by Acindar. Semester interests at a rate of 6% a year and they are indexed in American dollars. As of January 1 2006, and up to its due date in February 4 2013, offer the holders the right to conversion in shares class B from Acindar at a price of Ps$ 1 (one Argentinean peso) per share.

(d) ONSs – "Obligaciones Negociables Simples": debt papers issued by Acindar, similar to Brazilian non exchangeable debentures. Due date up to April 2012, and they are indexed in American dollars and pay annual interests of 4.26% to 11.25%.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

12 – Other accounts receivable

	Parent Company		Consolidated
	Mar/31/2005	Jun/30/2005	Mar/31/2005
Purchase obligations of ONCs. (a)	-	109,038	123,688
Refis BMPS	-	2,213	7,166
Expenses with debt restructuring	-	6,336	2,968
Provision for freights	-	20,745	15,942
Electricity	-	10,413	11,087
Advances received (b)	-	65,704	111,821
Others	1,850	75,295	100,954
	1,850	**289,744**	**373,626**
Current	1,850	152,238	220,531
Long term	-	137,506	153,095
	1,850	**289,744**	**373,626**

(a) It refers to the obligation to be paid to Acevedo family, formerly Parent Company of ACINDAR, totaling US$ 46.4 million payable in annual installments from 2005 to 2011. There are libor interests over the total amount.

(b) Substantially advanced payments received from customers.

13 – Provisions for contingencies

The Management of the Company reviews the known contingencies and assesses the possibility of any possible future loss caused thereby, adjusting the provision as applicable.

		Consolidated
	Jun/30/2005	Mar/31/2005
Provision for civil and tributary lawsuits	582,072	566,344
Provision for labor lawsuits	37,106	42,931
Other provisions	5,021	3,128
Total	**624,199**	**612,403**
Current liabilities	93,187	84,946
Long term liabilities	531,012	527,457
	624,199	**612,403**

The provision balance for civil and tax lawsuits is formed, mainly by values referring to court and administrative questionings of state and federal taxes.

Due to the simplification of the organizational structure (See Explanatory Note Nr. 1), all provisions for contingencies, legal deposits (mainly PIS/COFINS) and legal/administrative lawsuits of the Parent Company were transferred to Belgo Siderurgia S.A.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

In addition to the provisions established, the companies of the Group hold several civil, taxes and labor contingencies under way. Such contingencies, whose success expectations, based on the opinion of internal and external legal consultants, are considered possible, totaled in July 30, 2005 and March 31, 2005, approximately R$ 508,077 and R$ 488,597 respectively.

Lawsuit CADE / SDE

On September 1, 2000, the São Paulo State Large Structures Civil Construction Industry Association (SINDUSCON/SP) and the São Paulo Commercial and Residential Property Administration, Lease, Sale and Purchase Company Association (SECOVI/SP) filed suit with the Economic Law Bureau (SDE) against three long steel products manufacturers, including the Company, accusing them of establishing a cartel on the Brazilian rebars market. Prompted by this complaint, the SDE initiated administrative proceedings in order to analyze these accusations.

After investigations, the SDE issued an expert opinion recommending the Anti-Trust Board (CADE) under the Ministry of Justice to sentence the companies allegedly involved in establishing a cartel. These proceedings are currently being heard by CADE, which will issue a judgment.

However, Belgo denies that it has performed any act that may be viewed as establishing a cartel and, based on the opinion of its lawyers, feels that it will be possible to overturn any possible future decision awarded against it by CADE.

Should it be sentenced definitively, Brazilian law stipulates a fine of 31% of the value of the gross revenues of the Company during the last financial year, excluding taxes, which will never be lower than the advantage obtained, when quantifiable (item I, Article 23, Law NR. 8,884/94), with the additional possibility of a ban being imposed on its participation in Federal Government competitive bidding processes (Article 24, item I, Law NR. 8,884/94).

Based on the opinion of legal consultants, the Company does not hold any provision for such contingency.

14 – Deferred Income Tax and Social Security

The deferred income tax and social security are posted to reflect the future fiscal effects caused by temporary differences between the assets and liabilities fiscal base and their respective book value.

In compliance with Instruction NR. 371, issued by the Brazilian Securities Commission (CVM) on June 27, 2002, the Parent Company Belgo Siderurgia S.A. grounded on the expectation of generating future taxable profits as indicated through a technical study approved by the Management. With no established expiry date, their compensation is limited to 30% of the annual taxable profits. The book value of the deferred fiscal asset is reviewed annually by the Company and its subsidiary and associated companies, or in the occurrence of relevant facts that may require an inferior period.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

a. Income tax and social security – deferred and for rebate

	Parent Company		Consolidated	
	Jun//30/2005	Mar/31/2005	Jun//30/2005	Mar/31/2005
Income tax:				
On temporary additions	-	-	35,802	38,288
In advance	-	-	20,971	9,624
On tax losses	-	-	4,413	4,413
Tax credit on premium/ CVM instruction 349	-	-	78,021	79,815
Others	-	110	2,838	16,270
Social security:				
On temporary additions	-	-	3,402	3,402
On negative calculation basis	-	-	1,229	1,229
In advance	-	-	8,517	3,680
Tax credit on premium/ CVM instruction 349	-	-	30,527	28,733
Others	-	-	138	88
On current assets	**-**	**110**	**185,858**	**185,542**
Income tax:				
On temporary additions	71	-	39,960	43,963
In advance	13,769	-	15,124	1,474
On tax losses	-	-	173,057	173,057
Tax credit on premium/ CVM instruction 349	-	-	202,515	219,490
Others	-	-	292	291
Social Security:				
On temporary additions	23	-	7,608	8,547
On negative calculation basis	-	-	61,222	61,222
In advance	3,836	-	4,323	526
Tax credit on premium/ CVM instruction 349	-	-	68,855	79,017
On long term assets	**17,699**	**-**	**572,956**	**587,587**
Income tax/social security:				
On depreciation with incentives	-	729	706	1,781
On temporary exclusions - Acindar	-	-	41,665	41,780
On unrealized profits	-	-	(17,201)	(29,864)
On capitalization gains BMPS (see Note 3)	-	-	62,182	62,182
On long term liabilities	**-**	**729**	**87,352**	**75,879**

The Management considers that the deferred income tax and social security on temporary additions (mainly by provisions for contingencies) will be realized as they become deductible

The tax credits from the Premium tax deduction in the acquisition of an associated or subsidiary company, recognized in the terms of the Instruction CVM 349, will be realized in the next four years, in the proportion of the amortization of the premium related.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

The credits of income tax and social security over tax losses and negative base on the consolidated have an expectation of realization as shown below:

. Financial Year 2005	5,642
. Financial Year 2006	63,421
. Financial Year 2007	60,658
. Financial Year 2008	48,783
. Financial Year 2009	61,417
. Financial Years from 2010 to 2013	-
	239,921

b. Income tax and social security on earnings

	Parent Company				Consolidated			
	Jun/30/2005		Jun/30/2004		Jun/30/2005		Jun/30/2004	
	Income Tax	Social Security	Income Tax	Social Security	Income Tax	Social Security	Income Tax	Social Security
Profit prior to income tax & social security	1,157,597	1,157,597	498,156	498,156	1,499,368	1,499,368	690,936	690,936
Temporary net additions (exclusions)								
Provisions for :								
Labor lawsuits	(9,432)	(9,432)	(291)	(291)	947	(933)	(801)	596
Special repairs	-	-	1,297	1,297	2,415	2,415	2,706	2,706
Credit loss	(4,842)	(4,842)	-	-	593	593	548	548
Bad debts	(3,923)	(3,923)	(443)	(443)	2,315	1,610	(919)	(533)
Charges on liabilities collected through courts	-	-	-	-	(504,941)	(504,941)	(1,918)	(1,918)
Fiscal & civil contingencies	(117,204)	(117,204)	(1,035)	(1,035)	(12,577)	(12,577)	4,284	4,284
Devaluation of investments	-	-	-	-	-	-	-	-
Devaluation of other assets	(5,611)	(5,611)	1,285	1,285	4,996	1,482	186	1,119
Stake on profits& earnings	(19,517)	(19,517)	(2,656)	(2,656)	(8,251)	(7,927)	(608)	(608)
Suspended taxes	-	-	-	-	(768)	-	(7,857)	(10,335)
Premium (discount)	106,627	105,295	105,010	105,349	7,004	5,407	562	636
Realization of reassessment reserves	87,131	87,131	42	42	94,295	94,295	42	42
Others	-	-	-	-	(8,184)	(10,299)	31,066	22,377
Sum of temporary additions (exclusions)	**33,229**	**31,897**	**103,209**	**103,548**	**(422,156)**	**(430,875)**	**27,291**	**18,914**
Permanent net additions (exclusions)								
Equity earnings	(1,042,860)	(1,042,860)	(412,776)	(412,776)	(507,378)	(507,378)	(92,154)	(92,154)
Interest received on company capital	151	151	16,429	16,429	195	195	885	885
Interest paid/proposed on company capital	-	-	-	-	(10,812)	(10,812)	(14,094)	(14,094)
Depreciation excess	2,916	-	1,843	-	5,689	-	8,696	380
Employee participation	-	-	-	-	149	149	-	-
Statutory allocations	-	-	-	-	(702)	(702)	-	-
Bonuses	-	-	296	-	1,482	64	1,361	44
Contributions & donations	816	816	2,343	2,343	3,794	3,794	3,718	3,718
Non detuctable expenses	622	622	12	12	2,068	2,065	1,280	428
Reversal of provision for investment devaluation	-	-	-	-	-	-	-	-
Portion of earnings not subject to income tax & social s	-	-	-	-	246,365	247,084	3,157	3,157
Difference in rate for subsidiary companies abroad	-	-	-	-	150,617	(444,840)	-	-
Portion of non consolidated profits	-	-	-	-	-	-	-	-
Profit sharing abroad	-	-	-	-	(15,417)	13,425	-	-
Others	-	1	47	47	1,047	1,059	(44,648)	(45,156)
Sum of permanent additions (exclusions)	**(1,038,355)**	**(1,041,270)**	**(391,806)**	**(393,945)**	**(122,903)**	**(695,897)**	**(131,799)**	**(142,792)**
Total of additions (exclusions)	**(1,005,126)**	**(1,009,373)**	**(288,597)**	**(290,397)**	**(545,059)**	**(1,126,772)**	**(104,508)**	**(123,878)**
Calculation basis	**152,471**	**148,224**	**209,559**	**207,759**	**954,309**	**372,596**	**586,428**	**567,058**
Effective rate	25.0%	9.0%	25.0%	9.0%	25%	9%	25.0%	9.0%
Income tax & social security calculated	**(38,106)**	**(13,340)**	**(52,377)**	**(18,698)**	**(231,875)**	**(31,131)**	**(164,298)**	**(48,148)**

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

c. *Reconciliation of Income Tax and Social Security on Earnings*

	Parent Company							Consolidated
	Jun/30/2005		Jun/30/2004		Jun/30/2005		Jun/30/2004	
	Income Tax	Social Security	Income Tax	Social Security	Income Tax	Social Security	Income Tax	Social Security
Income tax & social security calculated	(38,106)	(13,340)	(52,378)	(18,698)	(231,875)	(31,131)	(164,298)	(43,514)
Book-entry tax credits:								
On tax losses & negative basis	-	-	-	-	667	236	-	-
On temporary additions	(40,132)	(12,842)	5,672	1,815	(16,749)	(10,325)	33,906	6,275
Realization of depreciation with incentives	729	-	461	-	1,422	-	461	-
	(39,403)	(12,842)	6,133	1,815	(14,660)	(10,089)	34,367	6,275
Book-entry tax debts:								
On temporary exclusions	-	-	(6,217)	(1,989)	(17,364)	(960)	(30,499)	(5,543)
Income tax on corporate profits abroad	-	-	1	-	-	-	(8,077)	(2,908)
Compensation for tax losses	-	-	-	-	-	3	(8,698)	-
	-	-	(6,216)	(1,989)	(17,364)	(957)	(47,274)	(8,451)
Other (expenses) revenues								
Tax incentives	89	-	(799)	-	509	-	(258)	-
Income tax restatement on reassessment reserve	14,379	7,842	11	-	14,379	7,842	11	-
Social security on negative basis prior to 1992	-	-	(1,196)	-	(619)	(1,235)	(1,196)	-
Income tax on unrealized profits	-	-	-	-	6,274	-	19,236	-
Others	(3,947)	1,658	(2)	-	(1,403)	1,793	319	132
	10,521	9,500	(1,986)	-	19,140	8,400	18,112	132
Total revenue (expenses) on income tax and social security	(66,988)	(16,682)	(54,447)	(18,873)	(244,759)	(33,777)	(159,093)	(45,558)

15 – Net Equity (Parent Company)

Equity Capital

On July 30, 2005 and March 31 2005, the subscribed and fully paid-in equity capital consisted of:

Common shares (000)	3,905,001
Preferred shares (000)	3,179,128
Total shares (000)	7,084,129
Shareholders	10,700

Each common share has the right to one vote in the decisions taken by the General Meeting.

The Company holds 68,300 preferred shares in the Treasure, at a cost of R$ 3,149.

Arcelor, through its subsidiary Arcelor Spain Holding S.L., acquired on February 4 2005, 315 million in common shares of the Companhia Siderúrgica Belgo-Mineira, owned by Organização Bradesco.

The acquired shares represent, approximately, 8.07% of the voting capital and 4.45% of the total capital of Belgo-Mineira. With such acquisition, the direct and indirect stake of Arcelor becomes of approximately 68.67% of the voting capital and 58.48% of the total capital of Belgo-Mineira.

According to General Meeting held on April 15, 2005, the Company increased its equity capital to R$ 3 billion, due to transfer of R$ 1 billion of statutory reserves, without issuing new shares.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

Reserves

(i) Capital reserve: underwriting investments:

This refers mainly to the fiscal incentive for the Tax on Industrialized products (Law 7,554/86), effectively received. This incentive expired in 1993.

(ii) Revaluation reserves:

Established due to the revaluation undertaken by the Company and its stake in the corresponding reserve established by its subsidiary company Belgo Bekaert Arames Ltda.

Due to the transferring of property, plant and equipment and investments from the Parent Company to Belgo Siderurgia S.A. (See Explanatory Note Nr. 1), the totality of reserves was transferred to Accumulated Profits.

(iii) Profits reserves:

Legal reserve – established at a rate of 5% of the Net Profits calculated for each Financial Year, pursuant to Article 193 of Law Nr. 6,404/76, up to 20% of the equity capital.

Statutory reserve – established on the basis of 5% - 75% of the net profits of financial year, set aside to underwrite the expansion of the activities of the Company either directly or through subsidiary or associated companies, with the deduction ceasing when this reserve reaches 80% of the subscribed equity capital.

Dividends

The Company By-Laws stipulate that at least 25% of the Net Profits for the Financial Year shall be set aside as required by Brazilian Corporate Law, in order to pay the mandatory dividend to the shareholders. The preferred shares have the right to a dividend 10% higher than the assigned to the common shares, as defined in Law Nr. 9.457/97.

According to the General Meeting held on April 15, 2005, the Company paid on May 10, 2005, a complementary dividend in the value of R$ 46,511, corresponding to the values of R$ 6.35 per lot of 1000 common shares and R$ 6.98 per lot of 1000 preferred shares.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

16 – Financial Revenues:

	Parent Company		Consolidated	
	Jun/30/2005	jun/30/2004	Jun/30/2005	jun/30/2004
Interest received	4,145	5,044	6,685	25,038
Financial investment earnings	2,101	3,594	18,805	22,846
Active currency exchange variations	(1,307)	23,132	(39,654)	71,329
Other financial revenues	77	329	23,615	24,184
	5,016	**32,099**	**9,451**	**143,397**

17 – Financial Expenditures:

	Parent Company		Consolidated	
	Jun/30/2005	jun/30/2004	Jun/30/2005	jun/30/2004
Financing interests	(5,297)	(16,992)	(20,428)	(32,122)
Interest over debentures		(1)	(20,913)	(19,395)
Interest on payments in arrears	(8,121)	(2,009)	(25,855)	(5,479)
Passive currency exchange variations	(1,643)	(35,422)	88,843	(112,889)
Other financial expenditures	(6,369)	(5,993)	(52,158)	(32,239)
	(21,430)	**(60,417)**	**(30,511)**	**(202,124)**

18 – Operational Expenses:

	Parent Company		Consolidated	
	Jun/30/2005	jun/30/2004	Jun/30/2005	jun/30/2004
Cost of sundry sales	(8,707)	(13,118)	(38,304)	(26,563)
Provision for fiscal risks and contingencies (1)	68,457	(6,733)	-	(12,589)
Expenses with lease	-	(1,061)	-	(1,128)
Premium amrtization	(106,783)	(105,349)	(176,031)	(165,375)
Participation of employees	(298)	(7,891)	(38,475)	(24,977)
Other operational expenses	(1,318)	(5,704)	(35,098)	(28,128)
	(48,649)	**(139,856)**	**(287,908)**	**(258,760)**

(1) Such provisions were reversed in the parent company and constituted in the associated company Belgo Siderurgia S.A., as a consequence of the organizational simplification of the Company (see Explanatory Notes nr. 1and 13).

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

19 – Non operational earnings:

	Parent Company		Consolidated	
	Jun/30/2005	jun/30/2004	Jun/30/2005	jun/30/2004
Earnings in property, plant and equipment sales	(58,662)	88	(59,001)	(1,584)
Provision for other contingent liabilities	(606)	(1,047)	(28,466)	(8,442)
Reversal of provisions for contingencies and losses	39,220			
Reversal of other provisions	5,273			
Other non operational (expenditures) revenues	14	(2,023)	(7,930)	(2,897)
	(14,761)	(2,982)	(95,397)	(12,923)

20 – Insurance coverage (not audited)

The Company policy is to take out insurance coverage in amounts deemed sufficient by its insurance advisors to offset the risks involved.

The Company works with operating risks insurance that ensure compensation for material damages and loss of Gross revenues (halt in production) arising from accidents, with an indemnity period of up to twelve months out of operation. The current policy remains effective through June 1 2005 and provides coverage of R$ 5,500 million.

21 – Financial instruments

The financial instruments of the Company and its subsidiaries are posted under the equity accounts for July 30, 2005 and March 31 2005 values compatible with those in effect on the market on these dates. The administration of these instruments is undertaken operating strategies that are designed to obtain liquidity, profitability and security. The control policy consists of permanently monitoring the contracted rates, compared with those in effect on the market, and consequently ascertaining whether the adjustments of their financial investments to the market are being handled correctly by the institutions administering its funds.

The Company and its subsidiaries do not invest in derivatives or any other high-risk assets, on speculative bases.

The estimated realization values of the financial assets and liabilities of the Company were determined through the information available on the market and appropriate assessment methodologies. However, considerable judgment was required to interpret the market data in order to produce the best estimate of the realization value. As a result, the following estimates do not necessarily indicate the amounts that might be realized on the current exchange market. The use of different market methodologies may also have material effects on the estimated realization values.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

a. *Composition of balances*

Pursuant to Instruction Nr. 235/95 issued by the Brazilian Securities Commission (CVM), the accounting balances are identical to the market values of the financial instruments included in the Equity Balance Sheet on July 30, 2005, except the ones below:

Description	Accounting balance	Market value
Financial Investments	635,970	636,630
Swap operations	11,601	11,266
Loans and Financing (including debentures) in foreign currency	258,398	258,628

b. *Criteria, Assumptions and Constraints used to calculate the Market Values*

Cash on hand and financial investments

The market values of the balances held in the current bank accounts are identical to the book-entry balances.
For the financial investments, the market value was calculated on the basis of the market prices of these papers, or when non-existent, was based on future cash flows, discounted at the average investment rates available.

Loans receivable/payable

Presented at the book value, as there are no similar instruments on the market and this involves transactions with subsidiary and associated companies.

Taxes receivable / deferred

Presented at the book value, as there are no parameters for calculating their market value.

Investments

The market values of the stakes held in other companies were calculated on the basis of the book-entry equity value. The market values for other investments are identical to the book-entry balances, as they are not quoted on the market.

Loans and financing

The market value of the financing was calculated on the basis of its present value, based on the future cash flows and using interest rates applicable to this type of instrument with similar risks and durations, or based on the market prices for these papers.

The market values for the BNDES/FINAME financing are identical to the book-entry balances, as there are no similar instruments available, with comparable maturity dates and interest rates.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 –EXPLANATORY NOTES

Derivatives

The Company does not work with derivatives.

Constraints

The market values were estimated on the date of the Balance Sheet, based on "relevant market information". Alterations in the assumptions may have significant effects on these estimates.

c. *Credit Risk*

The sales policy of the Group is subordinate to the credit rules established by its Management that are designed to minimize any possible future problems arising from defaulting customers. This purpose is accomplished through assigning credit limits to customers according to their payment capacity, as well as by diversifying the accounts receivable (risk fragmentation).

d. *Foreign Exchange Risk*

As the Company and its subsidiaries have significant foreign currency liabilities (US dollars) its earnings may be severely affected by foreign exchange rate variations.

In order to ease the effects of foreign exchange variations on the Company debt, its Management has adopted the policy of keeping almost all its cash on hand in short-term investments linked to the foreign exchange rate, as shown in the following Table:

	Parent Company		Consolidated	
Assets (Liabilities)	**Jun/30/2005**	**jun/30/2004**	**Jun/30/2005**	**jun/30/2004**
Financial availability and investments	1,790	2,104	250,164	427,928
Accounts receivable	-	-	269,356	349,646
Investments	-	-	-	-
Suppliers	-	-	(216,602)	(328,505)
Financing	-	-	(291,350)	(495,076)
Other liabilities	-	-	(109,038)	(123,688)
Net exposure	**1,790**	**2,104**	**(97,470)**	**(169,695)**

e. *Price risk*

With exports accounting for 18.9% of the gross revenues of the Parent Company forecast for 2005, any volatility in the foreign exchange rate in fact represents a price risk that may have adverse effects on the expected earnings. This risk is offset to some extent by the significant volume of imports shipped in by the companies in the Group and planned for this same year, in the value of R$ 611,421.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

22 – Obligations with Post-Employment Benefits

The Company runs a defined benefit retirement plan for its employees.

In 1982, the Company signed up with the Bradesco Previdência e Seguros S.A. pension scheme, whose purpose is to supplement (i) the retirement income of its participants; and (ii) the pensions granted to the surviving spouses of the participants.

The costs to support the pension scheme and any deficit (superavits) of the plan are accounted according to Deliberation CVM Nr. 371, from December 13 2000. The Norm requires recognition of annual actuarial assets or liabilities related to payable benefits to current and retired employees. The contributions are determined based on actuarial criteria, when applicable, and are accounted by the competence regime.

At the beginning of this Financial Year, the Company and its associated and subsidiary companies started to offer a plan of definite contributions, enabled trough the means of a PGBL hired with the insurance company.

In this new retirement plan, the companies from Grupo Belgo are committed to perform monthly contributions on behalf of their employees to face the contributions made by them. In this new model there is no commitment from the companies of Grupo Belgo related to a certain level of benefit in the retirement or even a guarantee related to the return of investments obtained by the PGBL investment funds.

The retirement benefit of employees covered by PGBL will depend on the level of contributions and on the effective return of the investments obtained by the fund, therefore not generating commitments according to the rules of CVM Nr. 371 for the companies of Grupo Belgo.

With the implementation of this new retirement plan, Grupo Belgo enabled the current participants of the retirement plan of Definite Benefits to migrate to the new plan, transferring the reserves already established by their contributions and company contributions to the plan of Definite Contributions.

23 – Other information

Remuneration of the Management

Up to June 30, 2005, the Management Board and Management Council of the Parent Company received remuneration of R$ 5,964 (Up to Jun/30/2004 – R$ 6,079), consolidated R$ 10,545 (Up to Jun/30/2004 – R$ 10,699). For the same period, in the consolidated, employees' gratifications were paid / provisioned in the amount of R$ 38,475 (2004 – R$ 24,977).

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

24 – Subsequent events

Through "relevant fact" published on July 28, 2005, the creation of ARCELOR BRASIL became public. It is the result of the merger of Companhia Siderúrgica Belgo-Mineira, Companhia Siderúrgica de Tubarão (CST) and Vega do Sul.

The founding process of Arcelor Brasil will be concluded up to the end of October 2005 and will obey the following steps:

1. To begin with, the Companhia Siderúrgica Belgo-Mineira will focus all stakes that Arcelor Group has on the companies located in Brazil;
2. After that the Companhia Siderúrgica Belgo-Mineira will be renamed Arcelor Brasil;
3. The Companhia Siderúrgica de Tubarão (CST) will become a full subsidiary of Arcelor Brasil and its shareholders will receive Arcelor Brasil shares in exchange of their shares possessed in CST;
4. Belgo Siderurgia, CST and Vega do Sul will continue to exist, performing their usual operations but controlled by Arcelor Brasil.

Arcelor Brasil will have its head Office in Belo Horizonte and the company current facilities will be kept.

Such new company is Born with the following profile (not audited):

- 25 industrial units that produce and benefit all types of steel;
- 15 thousand employees;
- Annual production capacity of 11 million tons of steel;
- Presence of carbon, flat and long steel;
- It is among the 6 largest industrial groups of the country;
- Market value around R$ 15 billion.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

04.01 – EXPLANATORY NOTES

25 – Supplementary information – Cash Flow

	Parent Company		Consolidated	
	Jun/30/2005	jun/ 30/2004	Jun/30/2005	jun/ 30/2004
Net profit	1,073,927	424,835	1,082,577	401,734
Depreciations / amortizations	24,962	28,153	188,617	96,186
Minority shareholder stake	-	-	138,957	83,761
Subsidiary company stake	(1,046,919)	(412,776)	(515,985)	(92,154)
Premium (discount)	106,782	108,324	176,031	165,375
Earnings over permanet asset sales, net	58,228	430	60,597	2,006
Income tax and social security	83,670	73,321	278,536	204,651
Others (mainly interest & currency exchange variation)	(66,640)	45,922	8,378	196,140
Increase (reduction) of assets:				
Clients	(73,831)	(54,961)	(84,562)	(152,006)
Stocks	(21,013)	(17,016)	17,863	(70,921)
Other assets	100,818	63,926	45,116	(118,304)
Increase (reduction) of liabilities:				
Suppliers	(7,426)	80,330	(97,333)	76,988
Other liabilities	(188,719)	(29,654)	(478,324)	(38,536)
Cash flow of operational activities	**43,839**	**310,834**	**820,468**	**754,920**
(Acquisition) investment sales	(130,901)	(59,851)	(158,579)	(216,265)
(Acquisition) property, plant & equip. and deferred sales	(23,659)	(21,475)	(225,038)	(203,464)
Cash flow of investment activities	**(154,560)**	**(81,326)**	**(383,617)**	**(419,729)**
Increase (reduction) of loans and financing	74,045	18,720	(262,200)	351,155
Issuing (rescue) of debentures	(9)	(8)	(154,626)	(348,928)
Conversion of debentures into shares				
Payment of dividends/profits company capital	(100,879)	(139,052)	(223,459)	(166,528)
Cash flow of financial activities	**(26,843)**	**(120,340)**	**(640,285)**	**(164,301)**
Increase (reduction) of cash on hand & banks	**(137,564)**	**109,168**	**(203,434)**	**170,890**
Cash on hand - start period	**139,448**	**269,042**	**930,175**	**671,667**
Cash on hand of company consolidated in the period	**-**	**-**	**16,460**	**450,340**
Total cash on hand at start period	**139,448**	**269,042**	**946,635**	**1,122,007**
Cash on hand at end period	**1,884**	**378,210**	**743,201**	**1,292,897**

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

05.01 – COMMENT ON COMPANY PERFORMANCE IN THE QUARTER

See Consolidated Performance summary.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

06.01 – CONSOLIDATED EQUITY BALANCE SHEET - ASSETS (R$ 000)

1 - CODE	2 - DESCRIPTION	3 – Jun/30/2005	4 – Mar/31/2005
1	Total assets	7,931,424	8,360,092
1.01	Current assets	3,391,484	3,826,108
1.01.01	Cash on hand and banks	743,201	1,060,836
1.01.01.01	Bank deposits	107,231	190,023
1.01.01.02	Financial investments	635,970	870,813
1.01.02	Credits	865,207	867,834
1.01.02.01	Customer accounts receivable	865,207	867,834
1.01.03	Inventory	1,366,724	1,453,001
1.01.03.01	Finished products	625,227	687,911
1.01.03.02	Products being fabricated	175,154	165,562
1.01.03.03	Feedstock and sundry materials	459,858	465,815
1.01.03.04	Maintenance parts and sundry materials	48,278	47,926
1.01.03.05	Imports under way	12,752	40,627
1.01.03.06	Advances to suppliers	45,455	45,160
1.01.04	Others	416,352	444,437
1.01.04.01	Income tax & social security	185,858	185,542
1.01.04.02	Other taxes and contributions	112,312	135,833
1.01.04.03	Prepayments	18,248	14,080
1.01.04.04	Accounts receivable from associated companies	0	0
1.01.04.05	Dividends receivable from sibsidiary companies	3,863	3,863
1.01.04.06	Other credits	96,071	105,119
1.02	Long term assets	1,238,157	1,182,600
1.02.01	Sundry credits	1,238,157	1,182,600
1.02.01.01	Compulsory deposits and amounts for court cases	338,323	336,408
1.02.01.02	Income tax for rebate	572,956	587,587
1.02.01.03	Properties for sale	28,552	29,393
1.02.01.04	Tax and contributions to compensate	117,299	91,764
1.02.01.05	Other credits	181,027	137,448
1.02.02	Credits with related parties	0	0
1.02.02.01	With associated companies	0	0
1.02.02.02	With subsidiary companies	0	0
1.02.02.03	With other related parties	0	0
1.02.03	Others	0	0
1.03	Permanent assets	3,301,783	3,351,384
1.03.01	Investments	376,554	390,242
1.03.01.01	Stakes in associated companies	203,378	204,911
1.03.01.02	Stakes in subsidiary companies	163,113	175,287
1.03.01.02.01	Goodwill in investments	0	0
1.03.01.03	Other investments	10,063	10,044
1.03.02	Property, plant and equipment	2,870,888	2,906,476
1.03.03	Deferred	54,341	54,666

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

06.02 – CONSOLIDATED EQUITY BALANCE SHEET – LIABILITIES (R$ 000)

1 – CODE	2 - DESCRIPTION	3 – Jun/30/2005	4 – Mar/31/2005
2	Total liabilities	7,931,424	8,360,092
2.01	Current liabilities	1,280,883	1,827,058
2.01.01	Loans & financing	274,326	374,703
2.01.02	Debentures	47,562	111,100
2.01.03	Suppliers	360,377	482,925
2.01.04	Taxes, fees and levies	199,230	347,327
2.01.04.01	Income tax & social security	129,022	264,050
2.01.04.02	Other taxes payable	70,208	83,277
2.01.05	Dividends payable	4,310	43,423
2.01.06	Provisions	93,187	84,946
2.01.07	Debts with related parties	23,787	21,622
2.01.08	Others	278,104	361,012
2.01.08.01	Wages & charges payable	125,866	140,481
2.01.08.02	Other accounts payable	152,238	220,531
2.02	Long term liabilities	1,147,727	1,339,112
2.02.01	Loans & financing	164,836	230,034
2.02.02	Debentures	227,021	352,647
2.02.03	Provisions	531,012	527,457
2.02.03.01	Provisions for contingencies	531,012	527,457
2.02.04	Debts with related parties	0	0
2.02.05	Others	224,858	228,974
2.02.05.01	Income tax & social security	87,352	75,879
2.02.05.02	Other accounts payable	137,506	153,095
2.03	Earnings on future financial years	0	0
2.04	Minority net equity	593,131	589,979
2.05	Net equity	4,909,683	4,603,943
2.05.01	Paid-in equity capital	3,000,000	2,000,000
2.05.02	Capital reserves	193,221	193,221
2.05.02.01	Shares held in Treasury	(3,149)	(3,149)
2.05.02.02	Allocations for investments & others	196,370	196,370
2.05.03	Reassessment reserves	0	0
2.05.03.01	Company assets	0	0
2.05.03.02	Associated and subsidiary companies	0	0
2.05.04	Profit reserves	610,202	1,591,683
2.05.04.01	Legal	96,366	96,366
2.05.04.02	Statutory	76,131	1,086,319
2.05.04.03	Contingencies	0	0
2.05.04.04	Future profits	0	0
2.05.04.05	Profits withheld	0	0
2.05.04.06	Special for dividends not distributed	0	0
2.05.04.07	Other profit reserves	437,705	408,998
2.05.05	Accumulated profits / losses	1,106,260	819,039

|.01 - IDENTIFICATION

CVM NR.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

'.01 – EARNINGS STATEMENT - CONSOLIDATE (R$ 000)

- CODE	2 – DESCRIPTION	3 – Apr/01/2005 to Jun/30/2005	4 - Jan/01/2005 to Jun/30/2005	5 – Apr/01/2004 to Jun/30/2004	6 - Jan/01/2004 to Jun/30/2004
.01	Gross revenues from Sales and/or services	2,588,927	5,066,746	2,105,128	3,499,933
.02	Deductions from Gross revenues	(550,943)	(1,078,627)	(486,299)	(835,905)
.03	Net revenue from Sales and/or services	2,037,984	3,988,119	1,618,829	2,664,028
.04	Cost of goods and/or services sold	(1,234,901)	(2,409,032)	(928,171)	(1,575,485)
.05	Gross earnings	803,083	1,579,087	690,658	1,088,543
.06	Operational expenses / revenues	(333,269)	15,678	(236,201)	(384,684)
.06.01	On Sales	(71,944)	(139,291)	(59,562)	(106,352)
.06.02	Overhead	(58,050)	(106,577)	(43,336)	(78,119)
.06.03	Financial	9,634	(21,060)	(53,735)	(58,727)
.06.03.01	Financial revenues	(8,887)	9,451	101,794	143,397
.06.03.02	Financial expenses	18,521	(30,511)	(155,529)	(202,124)
.06.04	Other operational revenues	24,303	54,529	26,640	25,120
.06.05	Other operational expenses	(149,226)	(287,908)	(144,677)	(258,760)
.06.05.01	Premium (negative goodwill / amortization)	(88,649)	(176,031)	(84,421)	(165,375)
.06.05.02	Employee participation	(20,628)	(38,475)	(14,587)	(24,977)
.06.05.03	Other	(39,949)	(73,402)	(45,669)	(68,408)
.06.06	Equity earnings	(87,986)	515,985	38,469	92,154
.07	Operational earnings	469,814	1,594,765	454,457	703,859
.08	Non operational earnings	(26,008)	(95,397)	(7,580)	(12,923)
.08.01	Revenues	605	1,759	2,166	2,686
.08.01.01	Fixed assets saleVenda de Imobilizado	527	1,532	2,057	2,471
.08.01.02	Other revenues	78	227	109	215
.08.02	Expenses	(26,613)	(97,156)	(9,746)	(15,609)
.08.02.01	Fixed asset write-off cost	(329)	(60,527)	(505)	(3,885)
.08.02.02	Other expenses	(26,284)	(36,629)	(9,241)	(11,724)
.09	Earnings before tax / participation	443,806	1,499,368	446,877	690,936
.10	Provision for income tax & social security	(116,657)	(278,536)	(146,578)	(204,651)

I.01 - IDENTIFICATION

CVM NR.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

'.01 – EARNINGS STATEMENT - CONSOLIDATE (R$ 000)

– CODE	2 – DESCRIPTION	3 – Apr/01/2005 to Jun/30/2005	4 - Jan/01/2005 to Jun/30/2005	5 – Apr/01/2004 to Jun/30/2004	6 - Jan/01/2004 to Jun/30/2004
.11	Deferred income tax	0	0	0	0
.12	Statutory dues / stakes	707	702	(770)	(790)
.12.01	Stakes	707	702	(770)	(790)
.12.02	Dues	0	0	0	0
.13	Reversal of interes ton equity	0	0	0	0
.14	Minority stake	(64,271)	(138,957)	(61,261)	(83,761)
.15	Profit / loss for period	263,585	1,082,577	238,268	401,734
	NUMBER OF SHARES, EX-TREASURY (000)	7,015,829	7,015,829	7,015,829	7,015,829
	PROFIT PER SHARE	0,03757	0,15430	0,03396	0,05726
	LOSS PER SHARE				

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Companhia Siderúrgica Belgo-Mineira

Evolution of the first semesters - 2004 and 2005

Comment on the performance of the first semesters of 2005 and 2004

The Parent Company Cia. Siderúrgica Belgo-Mineira, as of March 31 2005, focuses on the Associate Belgo Siderurgia S/A all its investments and the main share stakes, except for Usina Hidroelétrica Guilman-Amorim and BMP – Belgo-Mineira Participações Indústria e Comércio S/A.

The Company shows herein an analysis of its operational and financial performances in the first semesters of 2005 and 2004 and in the second quarter compared to the first quarter of the current year. The volumes and variations of production and sales are stated in Brazil and Argentina.

Data of production and sales of Belgo Companies steel products in the first semester of 2005 show the operations of Acindar in full, that is why they cannot be compared to the same period of last year because Acindar came to be consolidated only as of May 2004.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Production of Belgo Companies

Table 1

10^3 t	2004				2005		Δ %	Δ %
	1Q	2Q	3Q	4Q	1Q	2Q	2Q05/1Q05	1S05 / 1S04
1. Steelmaking Brazil								
Crude steel	757.0	734.4	881.4	877.0	843.8	782.6	(7.3)	9.1
Rolled products	742.3	737.2	821.8	808.2	781.9	688.5	(11.9)	(0.6)
2. Acindar *								
Crude steel	-	214.8	337.7	352.9	320.9	356.8	11.2	-
Rolled products	-	199.1	298.5	314.4	307.6	304.5	(1.0)	-
Total Steel Companies								
Crude steel	757.0	949.2	1,219.1	1,229.9	1,164.7	1,139.4	(2.2)	-
Rolled products	742.3	936.3	1,120.3	1,122.6	1,089.5	993.0	(8.9)	-
3. Drawing mills Brazil	156.7	172.9	179.5	159.9	153.8	143.2	(6.9)	(9.9)

* Acindar is consolidated as of May 2004 - that is why data for the first semester are not considered in the total of steelmaking

The steelmaking plants of Belgo-Brazil, during the second quarter of 2005, executed adjustments in production due to the demand decrease in some sectors such as civil construction, agrobusiness and industry.

Programed maintenance for the second semester of 2005 were antecipated in the different segments of production of the plants, aiming the repositioning of stocks and the level of commitment of the working capital.

Therefore, a decrease of 11.9% was registered in the production of rolled products between the second and the first quartes of 2005, and the production of crude steel presented a negative variation of 7.3%, and the difference from the production of rolled products is justified by the sales of billets performed in the period.

Acindar increased the production of crude steel in 11.2% and kept the stability of the production of rolled products between the two first quarters of 2005.

The Drawing Companies - Brazil presented reductions of 6.9% in the quarters of 2005 and of 10% in the first semester of 2005 against the same period of 2004.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Sales of Belgo Companies

Table 2

10^3 t	2004				2005		Δ %	Δ %
	1Q	2Q	3Q	4Q	1Q	2Q	2Q05/1Q05	1S05 / 1S04
1. Steelmaking Brazil *								
Domestic market	521.3	606.0	671.9	453.9	473.6	470.6	(0.6)	(16.2)
Exports	181.1	185.7	159.7	272.8	306.4	357.7	16.7	81.1
Total	**702.4**	**791.7**	**831.6**	**726.7**	**780.0**	**828.3**	**6.2**	**7.6**
2. Acindar **								
Domestic market	-	168.2	229.7	223.7	224.3	244.7	9.1	-
Exports	-	25.5	73.3	83.1	51.9	67.9	30.8	-
Total	**-**	**193.7**	**303.0**	**306.8**	**276.2**	**312.6**	**13.2**	**-**
Total Steel Companies	**702.4**	**985.4**	**1,134.6**	**1,033.5**	**1,056.2**	**1,140.9**	**8.0**	**-**
3. Drawing mills Brazil								
Domestic market	137.8	146.5	161.5	142.2	136.9	137.0	0.1	(3.7)
Exports	18.1	20.4	16.2	12.6	10.3	13.0	26.2	(39.5)
Total	**155.9**	**166.9**	**177.7**	**154.8**	**147.2**	**150.0**	**1.9**	**(7.9)**

* Belgo and Belgo Siderurgia: sales for drawing companies are included.
** Acindar is consolidated as of May 2004 - that is why data for the first semester are not considered in the total of steelmaking in 2004 and 2005 data include steel, drawn and tube products.

Sales of the Steel Companies (10^3 t)


1,134.6
985.4
1,033.5
1,056.2
1,140.9
Total
193.7
303.0
306.8
276.2
312.6
Acindar
702.4
791.7
831.6
726.7
780.0
828.3
Brazil
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 - COMMENTS ON COMPANY PERFORMANCE - 2ND QUARTER

The total sales volume of Steelmaking-Brazil presented a growth of 6.2% between the first quarters of 2005 and of 7.6% between the first semesters of 2005 and 2004.

Belgo domestic sales decreased 16.2% in the first semester of 2005 when compared to the first semester of 2004 and, in the second quarter of 2005, kept practically the same level of the previous quarter. The sales level obtained in the last two quarters is considered low.

The fall registered in domestic sales of rolled products was compensated by the strong growth in exports of 81.1% between the first semesters and of 16.7% between the quarters of 2005.

In Argentina, where the economy activities continue to expand, the sales of Acindar grew positively 9.1% in the second quarter in the domestic market, and 30.8% in exports when compared to the first quarter.

The total sales of the Steelmaking companies Brazil / Acindar grew 8% between the two first quarters of 2005.

The drawing companies, between the quarters of 2005, presented stability in sales for the internal market and growth of 26.2% in exports.

Certainly, the humble performance of the PIB (brazilian GDP) in this first semester is due to the currency tie up established by Banco Central since September of 2004.

We understand that the growth of Brazilian economy so far is mainly supported by the export sectors, in spite of a growing unfavorable currency exchange rate.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Financial Highlights

For a better understanding, Belgo shows the financial highlights of Belgo Companies in Brazil and of ACINDAR in Argentina, so that the market may analyse and assess the performace and the evolution of figures and indicatyors, isolately and in group.

Consolidated Financial Highlights – Belgo Companies

Table 3

Jan-jun/2005 R$ million	Steelmaking Brazil	Drawing mills Brazil	Acindar	Others	Eliminations	Consolidated
Net Revenue	**2,535.4**	**1,003.1**	**1,036.6**	**77.1**	**(664.1)**	**3,988.1**
Cost of sold products	(1,616.2)	(716.1)	(534.7)	(41.4)	682.0	(2,226.4)
Depreciations	(115.9)	(41.0)	(19.6)	(6.0)	0.0	(182.5)
Gross profit	803.3	246.0	482.3	29.7	17.9	1,579.2
Operational expenses	(191.9)	(60.6)	(47.5)	(6.1)	2.8	(303.3)
Operating Profit (EBIT)	**611.4**	**185.4**	**434.8**	**23.6**	**20.7**	**1,275.9**
Financial Revenues (expenses)	(54.4)	(5.4)	(22.2)	11.7	0.2	(70.1)
Exchange rate variation	31.3	(2.4)	13.0	7.3	0.0	49.2
Income tax & social security	(68.9)	(54.1)	(150.4)	(11.4)	6.3	(278.5)
Equity Equivalence	**507.7**	**(0.4)**	**8.7**	**0.0**	**0.0**	**516.0**
Premium (discount)	(172.8)	(0.3)	(3.0)	0.0	0.0	(176.1)
Others	(94.8)	0.7	(0.2)	(0.3)	(0.2)	(94.8)
Net profit before minority shareholder	**759.5**	**123.5**	**280.7**	**30.9**	**27.0**	**1,221.6**
Minority shareholder	(0.1)	(60.8)	(76.8)	(1.3)	0.0	(139.0)
Net profit	759.4	62.7	203.9	29.6	27.0	1,082.6
Cash generation (EBITDA)	**732.8**	**227.3**	**455.4**	**30.0**	**20.5**	**1,466.0**
Investments	194.4	49.3	33.8	23.9	0.0	301.4
Net debts	172.3	(17.4)	(284.9)	(40.8)	36.3	(134.5)
Net equity	3,399.1	858.4	887.0	358.3		5,502.8
- Minority shareholders	0.7	364.9	226.6	0.9		593.1
-Group portion	3,398.4	493.5	660.4	357.4		4,909.7
Number of employees	4,364	2,277	3,027	662		10,330

Belgo Companies Evolution for the Quarter and the Semester

Table 4

R$ million	2005 1Q	2005 2Q	Δ %	2004 * 1S	2005 1S	Δ %
Net Revenue	1,950.1	2,038.0	4.5	2,664.1	3,988.1	49.7
Operating Profit (EBIT)	639.1	636.8	(0.4)	835.8	1,275.9	52.7
Net Profit	893.7	327.8	(63.3)	485.5	1,221.5	151.6
Cash generation (EBITDA)	732.4	733.6	0.2	931.5	1,466.0	57.4

* Acindar consolidated as of May

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

Semester and Quarterly Comparisons of Net Revenue, EBITDA and EBIT

NET REVENUE

Belgo Companies present a sales net revenue of R$ 3,988.1 million in the first semester of 2005, against R$ 2,664.1 million in the first semester of 2004, with a positive variation of 49.7% justified by the increase of steelmaking exports, and by the full consolidation of Acindar during the first six months of 2005 against only May and June 2004.

The quarterly net revenue presented an increase of 4.5%, mainly due to the increase of steelmaking products exports and the excellent performance of Sales in Acindar.


1,045
1,619
2,111
1,916
1,950
2,038
2,664
3,988
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

Net Revenue (R$ million)

EBITDA

The operational cash generation (EBITDA) registered, in the first semester of 2005, the value of R$ 1,466 million against R$ 931.5 million in the first semester of 2004, with a positive variation of 57.4%. Such increase is due to the full consolidation of Acindar and to the maintenance of the EBITDA margin of the steelmaking in Brazil, followed by the increase of the net revenue.

The EBITDA of the second quarter of 2005, which is of R$ 733.6 million kept practically constant. The EBITDA margin fell from 37.6% in the first quarter to 36% in the second quarter, led by the increment of exports with an unfavorable currency exchange rate, partially compensated by the cost of metallic intake.


31%
37%
43%
38%
38%
36%
35%
37%
328
606
902
735
732
734
932
1,466
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

EBITDA (R$ million)

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 - COMMENTS ON COMPANY PERFORMANCE - 2ND QUARTER

EBIT

The operating profit (EBIT) in the first semester of 2004 of R$ 835.8 million came to R$ 1,275.9 million in the first semester of 2005, mainly due to the full consolidation of Acindar in 2005. The depreciation expenditures excluding the effects of consolidation of Acindar, increased from R$ 81.5 million in 2004 to R$ 162.8 million in 2005, due to the revision of the depreciation fees performed in July 2004.


282
554
758
637
639
637
836
1,276
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
1S04
1S05

EBIT (R$ million)

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Consolidated Net Debt (Cash)
As per Corporate Law

Table 5

R$ Million	Dec/31/2004	2Q 2005			1S 2005
	TOTAL	IN REAIS/PESOS	DOLLARS	TOTAL	EBITDA
Steelmaking Brazil	468.2	110.0	98.5	208.5	743.1
Drawing Mills	(9.8)	(37.7)	20.3	(17.4)	239.6
Guilman-Amorim	56.9	(19.1)	61.0	41.9	13.8
Others	(38.7)	(28.9)	(53.9)	(82.8)	13.8
Acindar *	(408.0)	(200.1)	(84.8)	(284.9)	455.7
Total Net Debts	**68.6**	**(175.8)**	**41.1**	**(134.7)**	**1,466.0**
- Short term debts	(544.6)	(347.2)	(49.4)	(396.6)	
- Long term debts	613.2	171.4	90.5	261.9	

* It does not include US$ 80 million of ONCs able to be converted as of 2006

In the scope of net debts, it is registered in Acindar a net Cash of R$ 284.9 million.

Net Debt (Cash) - R$ million


536
182
(32)
69
(114)
(135)
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Highlights of Belgo Companies

The tables bellow show, in the first semesters of 2004 and 2005, the net revenue, the cash generation (EBITDA) and the operating profit (EBIT) obtained in the segments of Belgo Companies, as well as the respective eliminations between companies. It is imperative to consider for the analysis of the indicators of EBITDA and EBIT margins that the Sales of the Steelmaking Companies for the Drawing Companies are included in the net revenue.

Belgo Companies – 1st Halfs of 2004 and 2005

Table 6

R$ million	Jan/Jun - 2004				
	Net revenue	EBITDA	%	EBIT	%
Steelmaking sector - Brazil	1,943.2	574.4	29.6	515.0	26.5
Steelmaking sector - Argentina *	346.9	160.4	46.2	153.7	44.3
Drawing sector	846.5	200.5	23.7	175.4	20.7
Services sector	57.5	27.6	48.0	23.2	40.3
Eliminations	(530.0)	(31.4)		(31.5)	
Total	2,664.1	931.5	35.0	835.8	31.4

* Consolidated as of May/2004.

R$ million	Jan/Jun - 2005				
	Net revenue	EBITDA	%	EBIT	%
Steelmaking sector - Brazil	2,535.4	732.8	28.9	611.4	24.1
Steelmaking sector - Argentina	1,036.6	455.4	43.9	434.8	41.9
Drawing sector	1,003.1	227.3	22.7	185.5	18.5
Services sector	77.1	30.0	38.9	23.7	30.7
Eliminations	(664.1)	20.5		20.5	
Total	3,988.1	1,466.0	36.8	1,275.9	32.0

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Selected Data of Steelmaking - Brazil

Table 7

R$ million	2005		Δ %	2004	2005	Δ %
	1Q	2Q		1S	1S	
Gross revenue	1,686.1	1,709.6	1.4	2,631.1	3,395.7	29.1
Net revenue	**1,255.3**	**1,280.1**	**2.0**	**1,943.2**	**2,535.4**	**30.5**
Domestic market	913.9	898.0	(1.7)	1,555.8	1,811.9	16.5
Exports	341.4	382.1	11.9	387.4	723.5	86.8
Operating profit (EBIT)	**318.1**	**293.3**	**(7.8)**	**514.9**	**611.4**	**18.7**
Financial revenue (expenses)	(27.5)	(26.9)	(2.2)	(9.2)	(54.4)	491.3
Currency and exchange rate variations	0.8	30.5		(8.9)	31.3	
Equity equivalence	602.3	(94.6)		89.1	507.7	469.8
Net profit	**669.4**	**90.2**	**(86.5)**	**288.0**	**759.6**	**163.8**
Cash generation (EBITDA)	**379.1**	**353.7**	**(6.7)**	**574.4**	**732.8**	**27.6**
Investments	143.9	50.5	(64.9)	161.3	194.4	20.5
Net debts	248.4	172.3	(30.6)	284.3	172.3	(39.4)
N° of employees	4,350	4,364	0.3	4,281	4,364	1.9

In the semester shown, the Sector of Steelmaking Brazil, considered to be the market mix, reached a net revenue of R$ 2,535.4 million, with an evolution of 30.5%, an operating profit (EBIT) of R$ 611.4 million, with an increase of 18.7% and a cash generation (EBTIDA) of R$ 732.8 million with a growth of 27.6%, when compared to the same period of the previous year.

The net profit of R$ 759.6 million in the semester is impacted:

1) By the equity equivalence of non recurrent earnings from the operation of loss absorption before the partner's account in the value of R$ 582.1 million in the first quarter of 2005;
2) By the non operational expenditure of R$ 56.1 million of reserve reduction of the reassessment of rural lands transferred to Belgo Siderurgia S/A in the first quarter of 2005;
3) By the increase in 2005, of depreciation fees that summed up R$ 81.3 million.

In the first semester of 2005 the ladle furnace from Vitória Plant was concluded, with a production capacity of 620 thousand tons/year and also the profile drawing line in Sabará Factory. CAF invested R$ 23 million in planting new forests and in the increase of the production capacity of charcoal. ARCELOR approved the investment to increase in 320 thousand tons/year the productive capacity of rolled products of Acindar, in Argentina.

It is under way the construction of 2 blast furnaces to manufacture pig iron in Juiz de Fora plant and, in João Monlevade, the preheating system for the combustion air of the cowpers and the increase of the productive capacity of the rolling line #1 (TL1).

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Selected Data of Drawing Companies - Brazil (BBA + BBN + BMB)

Table 8

R$ million	2005 1Q	2005 2Q	Δ %	2004 1S	2005 1S	Δ %
Gross revenue	680.4	685.4	0.7	1,134.2	1,365.8	20.4
Net revenue	**499.9**	**503.3**	**0.7**	**846.5**	**1,003.2**	**18.5**
Domestic market	466.0	466.8	0.2	760.2	932.8	22.7
Exports	33.9	36.5	7.7	86.3	70.4	(18.4)
Operating profit (EBIT)	**95.8**	**89.7**	**(6.4)**	**175.4**	**185.5**	**5.8**
Financial revenues (expenses)	(2.7)	(2.7)	0.0	(11.3)	(5.4)	(52.2)
Currency & exchange rate variations	0.6	(3.1)	-	1.9	(2.5)	-
Equity equivalence	2.0	(2.4)	-	3.1	(0.4)	-
Net profit	**68.1**	**55.4**	**(18.6)**	**121.9**	**123.5**	**1.3**
Cash generation (EBITDA)	**116.8**	**110.5**	**(5.4)**	**200.6**	**227.3**	**13.3**
Investments	21.6	27.6	27.8	18.1	49.2	171.8
Net debts	(8.5)	(17.4)	104.7	5.1	(17.4)	-
Nº of employees	2,317	2,277	(1.7)	2,236	2,277	1.8

The net revenue of the drawing segment in the first semester of 2005 progressed 18.5%, the operating profit (EBIT) 5.8% and the cash generation (EBITDA) 13.3% in relation to the same period last year.

The net profits of the compared semesters kept stable.

In the comparisons of the first quarters of 2005, in spite of the increase of 0.7% in the net revenue of the second quarter of the drawing mills, it is also observed reductions of 6.4% in the operating profit (EBIT) of 5.4% in the cash generation (EBITDA) and of 18.6% in the net profit.

We must also consider in such negative variations, the impact on sales of exported products priced by the Dollar and also on net profit, currency and exchange rate variations and the negative equity equivalence justified by the valorization of the Real over the assets detained abroad.

Belgo Drawing Mills have invested R$ 49.2 million in operational and logistics improvements.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 - COMMENTS ON COMPANY PERFORMANCE - 2ND QUARTER

Selected Data of Acindar

Table 9

R$ Million	2005		Δ %	2004 *	2005	Δ %
	1Q	2Q		1S	1S	
Gross revenue	532.4	558.2	4.8	364.0	1,090.6	199.6
Net revenue	**506.1**	**530.5**	**4.8**	**346.9**	**1,036.6**	**198.8**
Domestic market	391.5	405.6	3.6	290.1	797.1	174.8
Exports	114.6	124.9	9.0	56.8	239.5	321.7
Operating profit (EBIT)	**227.2**	**207.6**	**(8.6)**	**153.7**	**434.8**	**182.9**
Financial revenues (expenses)	(11.0)	(11.2)	1.8	(6.4)	(22.2)	246.9
Currency & exchange rate variations	4.2	8.8	109.5	(27.9)	13.0	
Equity equivalence	(0.4)	9.1		0.0	8.7	
Net profit	**146.7**	**133.9**	**(8.7)**	**69.3**	**280.6**	**304.9**
Cash generation (EBITDA)	**235.4**	**220.0**	**(6.5)**	**160.4**	**455.4**	**183.9**
Investments	18.6	15.2	(18.3)	12.1	33.8	179.3
Net debts	(358.7)	(284.9)	(20.6)	(147.3)	(284.9)	93.4
Nº of employees	2,992	3,027	1.2	2,949	3,027	2.6

* consolidated as of May 2004.

Acindar registered in the semester a net revenue of R$ 1,036.6 million, an operating profit (EBIT) of R$ 434.8 million, a cash generation (EBITDA) of R$ 455.4 million and a net profit of R$ 280.6 million – there are no extraordinary earnings.

On March 18, 2005 there was a General Meeting that discussed about the distribution of dividends in the value of R$ 300.6 million over the earnings of the financial year of 2004.

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

08.01 – COMMENTS ON COMPANY PERFORMANCE – 2ND QUARTER

Stock Market

In the first semester of 2005 24.6 million common shares (BELG3) and 319.4 million preferred shares (BELG4) were negotiated in BOVESPA.

The total of transactions was R$ 433.9 million in 6,229 businesses. The financial volume overcame in R$ 170.3 million the volume of the same period last year and the number of businesses had a positive variation of 64.6%.

The common and preferred shares had a devalorization of 23.9% and 30.1%, respectively, without considering the Interest on equity paid in March and the supplementary dividends paid in May 2005. In the same period, the Bovespa index devalued by 4.4%.

Belgo market value on 06/30/2005 was R$ 7,278.2 milliom, against R$ 9,955.1 million in Mar/31/2005.

Market Information - Belgo Parent Co.

Table 10

	1998	1999	2000	2001	2002	2003	2004	jun/30/05
Closing quotations								
R$ / per 1000 shares batch								
Common shares (OE)	78.00	112.00	129.00	130.00	359.50	620.00	1,320.00	1,005.00
Preferred shares (PE)	37.00	120.00	130.99	146.67	370.00	734.00	1,510.00	1,054.90
Market capitalization								
R$ million	272.2	780.2	878.0	926.8	2,580.1	4,754.6	9,955.1	7,278.2
Net equity								
R$ / per 1000 shares batch	241.81	213.20	279.77	296.60	323.34	384.11	493.68	634.89

I.01 - IDENTIFICATION

CVM CODE NR.	2. REGISTERED CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

).01 – CONSOLIDATE EARNINGS (Reais 000)

ITEM	2. REGISTERED CORPORATE NAME OF ASSOCIATED/ SUBSIDIARY COMPANY	3 - CORPORATE TAX NR. (CNPJ)	4 - CLASSIFICATION	5 - % STAKE IN RECIPIENT COMPANY CAPITAL	6 -%NET EQUITY OF INVESTOR COMPANY
- TYPE OF COMPANY		8 - NR. OF SHARES HELD DURING CURRENT QUARTER (000)		9 - NUMBER OF SHARES HELD DURING PREVIOUS QUARTER (000)	
01	BELGO SIDERURGIA S.A.	17.469.701/0001-77	UNLISTED	99.98	96.73
OMMERCIAL, INDUSTRIAL AND OTHERS		2,692,709		2,692,709	

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Belgo Siderurgia S.A.

Equity balance Sheet

Assets	Jun/30/2005	Mar/31/2005
Current		
Cash on hand and bank deposits	29,377	67,377
Financial Investments	163,153	251,806
Customer accounts receivable	562,976	558,672
Inventory	816,449	886,887
Accounts receivable from Group companies	14,098	15,531
Deferred taxes	136,809	136,809
Taxes and contributions for rebate	61,713	100,769
Other accounts receivable	18,983	19,611
	1,806,698	**2,037,462**
Long term assets		
Deferred income tax & social security	548,688	546,889
Temporary investments - Açominas	86,227	86,226
Taxes for rebate	17,830	
Other accounts receivable	380,767	315,207
	948,322	**948,322**
Permanent		
Investments		
In associated and subsidiary companies	1,814,234	1,790,127
Other investments	8,616	8,616
Fixed	1,893,781	1,905,268
Deferred	50,522	52,944
	3,767,153	**3,756,955**
Total assets	**6,607,363**	**6,742,739**

Liabilities and net equity	Jun/30/2005	Mar/31/2005
Current		
Suppliers	285,250	395,168
Wages and social taxes	59,415	63,006
Taxes payable	25,341	23,938
Financing	168,620	181,731
Debentures	3,306	32,540
Provisions for contingencies	39,446	37,765
Accounts payable to Group companies	1,591,759	1,692,535
Other accounts payable	88,136	148,424
	2,261,273	**2,575,107**
Long term liabilities		
Financing	87,510	114,804
Debentures	31,493	131,111
Provisions for contingencies	227,572	220,424
Other accounts payable	353,987	368,089
	700,562	**834,428**
Net Equity		
Capital stock	3,066,242	3,066,242
Capital reserves	669,513	669,513
Accumulated losses	(90,224)	(402,551)
	3,645,531	**3,333,204**
Total liabilities and net equity	**6,607,363**	**6,742,739**

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

16.01 – OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Belgo Siderurgia S.A.

Earnings Statement

	Jun/30/2005	Jun/30/2004
Gross revenue of products and services sales		
Domestic market	2,026,439	1,393,554
Exports	713,570	224,679
	2,740,009	**1,618,233**
Deductions from Sales, mainly ICMS and Freight	(684,630)	(411,741)
Operational Gross revenue	**2,055,379**	**1,206,492**
Cost of products and services sold	(1,475,642)	(818,140)
Gross profit	**579,737**	**388,352**
Operational revenues (expenditures)		
With Sales	(86,306)	(58,900)
General and administrative	(41,433)	(19,453)
Stake in associated and subsidiary companies		
. Equity earnings	203,672	165,702
. Premium (negative goodwill/amortization)	(66,030)	(59,213)
Employee participation	(19,106)	(7,248)
Net financial expenditure	(13,830)	(15,501)
Other net operational (expenditures) revenues	(72,153)	(10,463)
Operational profit	**484,551**	**383,276**
Non operational earnings	(78,669)	(9,166)
Profit before income tax and social security	**405,882**	**374,110**
Income tax	14,393	(33,104)
Social security	653	(11,678)
Net profit of the financial year	**420,928**	**329,328**

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

17.01 - SPECIAL REVIEW REPORT – NO PROVISOS

To
The Board and Shareholders of
Companhia Siderúrgica Belgo-Mineira
Belo Horizonte - MG

We have undertaken a special examination of the accounting information in the Quarterly Information (ITR) of Companhia Siderúrgica Belgo-Mineira for the quarter ending on July 30, 2005, covering the Equity Balance Sheet and Consolidated Equity Balance Sheet of this Company and its subsidiaries, the Statement of Earnings and the Consolidated Statement of Earnings, and Performance Report and the relevant information, prepared in accordance with the accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission (CVM).

Our examinations were conducted in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) jointly with the Federal Accounting Council, and consisted mainly of: (a) questions and discussions with the managers in charge of the accounting, financial and operating areas of the Company and its subsidiary companies, in terms of the principal criteria adopted for the preparation of the Quarterly Information, and (b) a examination of the information and subsequent events that have or might have significant effects on the financial status and operations of Companhia Siderúrgica Belgo-Mineira and its subsidiary companies

Based on our special examinations, we are unaware of any significant modification that should be made to the above-mentioned Quarterly Information to bring it into compliance with the accounting practices adopted in Brazil, in keeping with the rules issued by the Brazilian Securities Commission (CVM) and applicable specifically to the preparation of the Quarterly Information.

Belo Horizonte, August 10, 2005

KPMG Auditores Independentes
CRCSP014428/F-MG

Marco Túlio Fernandes Ferreira
Partner
Accountant CRCMG058176/O-0

Daniel Antônio Cabral de Vasconcelos
Director
Accountant CRCMG059164/O-3

1. CVM NR.	2. REGISTERD CORPORATE NAME	3. CORPORATE TAX NR. (CNPJ)
00396-4	COMPANHIA SIDERÚRGICA BELGO-MINEIRA	24.315.012/0001-73

INDEX